Exhibit 99.1

Ciba

ANNUAL REPORT
Ciba Specialty Chemicals

Financial Review 2005

ANNUAL REPORT Ciba Specialty Chemicals Financial Review 2005

TABLE OF CONTENTS

Management’s discussion and analysis of financial condition and results of operations	4
Consolidated statements of income	16
Consolidated balance sheets	17
Consolidated statements of cash flows	18
Consolidated statements of shareholders’ equity	19
Business segment data	20
Geographic data	22
Notes to consolidated financial statements	23
Report of management	40
Independent auditors’ report	40
Corporate governance	41
Summary of selected financial data	50
Major consolidated subsidiaries and associated companies	52
Ciba Specialty Chemicals Holding Inc. financial statements	54
Glossary of financial terms	56
Contact addresses	57
Financial calendar	57
FINANCIAL HIGHLIGHTS
(in millions of Swiss francs, except share and per share data)
YEAR TO YEAR COMPARISON

			CHANGE IN %
YEAR ENDED DECEMBER 31,	2005	2004	CHF	LOCAL CURR.

Net sales	7 419	7 027	6	4
Gross profit	2 117	2 171	(3)	(5)
Operating income before restructuring, impairment and other charges	579	612	(5)	(11)
Restructuring, impairment and other charges	(703)	(91)
Operating income (loss)	(124)	521
Income (loss) from continuing operations	(286)	278
Income from discontinued operations, net of tax	30	28
Net income (loss)	(256)	306
Earnings (loss) per share, basic and diluted	(3.92)	4.64

Adjusted EBITDA before restructuring, impairment and other charges	1 000	1 006	(1)	(4)
Restructuring, impairment and other charges	(703)	(91)
Adjusted EBITDA	297	915	(67)	(68)
Operating income margin before restructuring, impairment and other charges	7.8%	8.7%
Operating income margin	(1.7)%	7.4%
Adjusted EBITDA margin before restructuring, impairment and other charges	13.5%	14.3%

Net cash provided by operating activities	410	631
Free cash flow	168	390

Total debt	3 219	3 476	(7)

Net debt	1 946	1 840	6
Research and development expenditures	301	288	4

Number of employees at period end	19 105	19 338	(1)

See Glossary of Financial Terms

CIBA SPECIALTY CHEMICALS
www.cibasc.com	3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)
YEAR IN REVIEW — 2005 COMPARED TO 2004

	2005	2004

Results of operations
Net sales	7 419	7 027
Gross profit	2 117	2 171
Operating income before restructuring, impairment and other charges	579	612
Restructuring, impairment and other charges	(703)	(91)
Operating income (loss)	(124)	521
Income (loss) from continuing operations	(286)	278
Income from discontinued operations, net of tax	30	28
Net income (loss)	(256)	306
Earnings (loss) per share, basic and diluted:
Continuing operations	(4.38)	4.21
Discontinued operations	0.46	0.43

Net income (loss) per share	(3.92)	4.64

Other data

Depreciation and amortization of other intangible assets	421	394
Adjusted EBITDA before restructuring, impairment and other charges	1 000	1 006
Restructuring, impairment and other charges	(703)	(91)
Adjusted EBITDA	297	915
Net cash provided by operating activities	410	631
Free cash flow	168	390
Net debt	1 946	1 840
Shareholders’ equity at year-end	3 903	4 152
Dividend per share (i)	3.00	1.00

Capital reduction per share (i)	0.00	2.00

Key performance ratios

Net sales development	6%	6%

Net sales development in local currencies	4%	8%

Expressed as a percentage of sales

Gross profit	28.5%	30.9%
Operating income before restructuring, impairment and other charges	7.8%	8.7%
Operating income (loss)	(1.7)%	7.4%
Income (loss) from continuing operations	(3.9)%	4.0%
Net income (loss)	(3.4)%	4.4%

Adjusted EBITDA before restructuring, impairment and other charges	13.5%	14.3%

(i)	The Board of Directors proposes a cash dividend payment to the Company’s shareholders in 2006 totaling CHF 3 per share, which is reflected in the table above. The per share amounts presented above for 2004 reflect the dividend that was paid in 2005, based on 2004 results, as well as the capital reduction approved by the Company’s shareholders in 2005, based on 2004 results. For further information see the Operational Review section of this Management’s Discussion and Analysis.
Certain terminology used throughout this Management’s Discussion and Analysis is described in the glossary of Financial Terms, which can be found on page 56.
EXECUTIVE SUMMARY
Ciba Specialty Chemicals (the “Company”), despite very challenging business conditions, was able to increase sales prices in 2005 by 2 percent after several years of price declines. As a result, the Company was able to partially mitigate the effect of raw material price increases, which were mainly oil-price driven.
     Sales grew by 4 percent in local currencies and 6 percent in Swiss francs. The increase was principally due to the inclusion of a full year of sales from Raisio Chemicals, which the Company acquired in mid-2004. Excluding these sales, the Company was able to increase sales by 2 percent in Swiss francs and maintain them at 2004 levels in local currencies. Favorable currency effects contributed to higher sales as the U.S. dollar, in particular, strengthened against the Swiss franc in the second half of the year.
     In 2004 the Company implemented Project Shape to assure the achievement of synergies from the integration of Raisio Chemicals and to address the continuing shift in the textiles market to Asia. The project is progressing on track with cost benefits being achieved. In line with the project’s objectives, the Company continues to focus on innovation, improving profitability and optimizing operations.
     Project Shape has already contributed to the slightly improved results of the Company’s Textile Effects Segment during the year. However, the acceleration of the market shift to Asia has made it apparent that the Segment would still not be able to achieve its targeted profit levels without further cost saving measures. This triggered a review of the carrying values of certain of the Segment’s assets, which resulted in an impairment charge of CHF 583 million. The evaluation of strategic options to reposition the Textile Effects business is well underway, with both internal and external solutions further advanced.
OPERATIONAL REVIEW
The global economy in 2005 was characterized by economic growth, high industrial output and renewed consumer confidence, however performance varied significantly at a regional level. The Asian economies continued to deliver strong growth, driven by China, and this was reflected in the Company’s performance in the region. Company performance in the Americas was better in the second half of the year due to increasing demand in the plastics industry and the first signs of recovery in production rates in the automotive industry. Results in the Americas also benefited from the relative strengthening of the U.S. dollar. The European markets were quite mixed with the U.K. and Germany especially weak, but good growth in Eastern Europe. Demand was good for electronics, housing/construction and plastics, however the economic environment for automotive and paper was mixed. The textile and imaging and inks industries had another challenging year, although there were some signs of stabilization of textile margins following the implementation of new trade agreements between China and the U.S. and China and the European Union. Gross profit decreased in absolute terms in 2005 to CHF 2 117 million from CHF 2 171 million last year. Gross profit margin for 2005 was 28.5 percent, compared to 30.9 percent for 2004. Increased sales prices were unable to fully counter the effects of higher raw material and energy costs. Also contributing to the decline in gross profit was the inclusion of a full year of operations of Raisio Chemicals, which the Company acquired in mid 2004 and has a different cost structure. Selling, general and administrative expenses were 4 percent lower than 2004 levels and also decreased as a percentage of sales from 17.4 percent in 2004 to 15.9 percent in 2005. Improvements in the Company’s cost structure resulting from Project Shape and income from property disposals offset higher pension expenses.

CIBA SPECIALTY CHEMICALS
4	Financial Review 2005

In 2004, the Company announced Project Shape, which is primarily designed to adapt and optimize the production and support organizations of Segment Water & Paper Treatment following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The Segment Water & Paper Treatment portion of the project is well on track and the Company is realizing benefits according to expectations. During 2005, Project Shape cost saving measures and sales price initiatives resulted in slightly improved Segment Textile Effects profitability compared to 2004, however it became evident that significant improvement would not be able to be achieved without additional cost saving measures. For further discussion, see Textile Effects Impairment below.
     Project Shape continues to focus on the phased closure of the Clayton manufacturing facility towards 2007, the closure of smaller production and administrative facilities and rightsizing initiatives across the Company’s global production base, mainly in Water & Paper Treatment. During the year the project was expanded and some of the timings accelerated. The project is progressing as planned. Overall benefits achieved in 2005 from Project Shape are estimated by management to be more than CHF 60 million. Operating income in 2005 includes CHF 116 million of charges in relation to Project Shape. Project Shape charges in 2004 were CHF 80 million. In addition, in 2004 there were charges of CHF 11 million for expensing of acquired in-process research and development costs from the Raisio Chemicals acquisition.
     Operating income decreased to a loss of CHF 124 million from income of CHF 521 million in 2004 and operating income margin declined to minus 1.7 percent of sales in 2005 compared to 7.4 percent of sales in 2004 primarily due to the Textile Effects Segment impairment charge. Operating income in 2005 excluding these restructuring, impairment and other charges is CHF 579 million and in 2004 is CHF 612 million.
CASH FLOW AND BALANCE SHEET REVIEW
Cash flows from operating activities in 2005, were CHF 221 million lower than 2004, at CHF 410 million. This resulted primarily from the lower operating results and also from higher restructuring payments.
     Net cash flows from investing activities was an outflow of CHF 292 million in 2005, a decrease in outflow of CHF 759 million from CHF 1 051 million last year. The decrease primarily consisted of the cash paid in 2004 for the acquisition of Raisio Chemicals. Capital expenditures decreased by CHF 19 million to CHF 275 million in 2005 from CHF 294 million last year. Such expenditures remain focused primarily on productivity improvement projects and maintenance of existing capacity.
     Net cash flows used in financing activities were CHF 526 million in 2005 primarily consisting of a further capital reduction payment to shareholders totaling CHF 130 million and the repayment of long-term debt totalling CHF 275 million.
     Net debt increased by CHF 106 million to CHF 1 946 million in 2005. Although total debt decreased due to scheduled repayments, net debt increased due to the lower levels of cash inflow from operating activities.
SIGNIFICANT OTHER EVENTS
In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by Huntsman Corporation) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.
     The Company continues to progress on its project to harmonize business processes and implement a company-wide, unified system structure with new software. This project is expected to be completed in three years.
CRITICAL ACCOUNTING POLICIES
The consolidated financial statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company’s financial statements and the discussion in this Management’s Discussion and Analysis.
     Note 1 to the consolidated financial statements in this Annual Report describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.
IMPAIRMENT TESTING OF PROPERTY, PLANT AND EQUIPMENT, GOODWILL AND OTHER INTANGIBLE ASSETS
As discussed in note 1, Summary of Significant Accounting Policies, in the Company’s consolidated financial statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.
     The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets as well as other factors to determine the fair value of the respective assets. The key variables that management must estimate in determining these expected future cash flows and fair values include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables.
     The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.
ENVIRONMENTAL COMPLIANCE AND EXPENDITURES
The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)
The assumptions and conditions for determining the level of the environmental liabilities reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.
     For further discussion related to environmental matters, see note 21 to consolidated financial statements.
PENSION AND OTHER POSTRETIREMENT BENEFITS
Many of the amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rates of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the markets and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund’s assets are invested; (iii) for future compensation levels, changes in labor market conditions; and (iv) for health care cost trend rates, the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company’s employees.
     The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2005 and 2004, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in note 18 to the consolidated financial statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.
INCOME TAXES
Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between the book and tax bases of assets and liabilities, as well as the effects of tax losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carry-forwards, levels of expected future taxable income and available tax planning strategies.
     The assumptions involved in making these judgments are updated periodically by management based on current business conditions that affect the Company and overall economic conditions. These management judgments are therefore subject to change based on factors that include, but are not limited to (i) changes in the profitability of the Company’s subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company’s estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company’s future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability or changes in tax legislation.
     In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions have been made for any additional taxes that may result from any tax audits of historical periods that are currently ongoing or that may occur.

CIBA SPECIALTY CHEMICALS
6	Financial Review 2005

FINANCIAL REVIEW
TOTAL SALES HIGHER, COMPARABLE SALES ALSO HIGHER IN SWISS FRANCS AND STABLE IN LOCAL CURRENCIES
Sales increased by 6 percent overall to CHF 7 419 million. This includes 4 percent due to the inclusion of a full year of Raisio Chemicals activities in 2005 compared to seven months in 2004. This is incorporated within volume/product mix. Excluding acquisition effect, sales grew by 2 percent in Swiss francs and were flat in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

CONSOLIDATED SALES DEVELOPMENT	2005	COMPARED TO 2004

Volume/product mix/acquisition		2%
Price		2%
Currency		2%

Total in Swiss francs		6%

Sales price increases were implemented in most areas, primarily in the first half of the year to counter rising raw material costs. Volume developments were mixed, reflecting mostly differentiated demand growth patterns in end-user industries and a competitive industry environment. Sales growth was achieved in process and lubricant additives and water treatments but this was offset by a continued decline in textile dyes and sales into the optical information storage market.
     In Europe sales increased, however this was predominantly due to the inclusion of a full year of Raisio Chemicals sales, compared to seven months for 2004. The underlying sales development remained mixed, with the U.K. and Germany in particular down from prior year. However, the region did improve towards the end of the year. In the Americas, the North American markets were similarly down, with demand particularly weak in the automotive sector and the textile industry. The aftermath of the hurricanes in the U.S. resulted in some supply problems and increased prices, but many of the lost sales were regained later in the year. Asia Pacific continued to grow strongly, especially in mainland China and India undoubtedly aided by the end of the WTO export quotas, which seemed to further accelerate the movement of sales from Europe and the Americas to Asia.
     Sales levels were positively impacted by the movements of certain major currencies against the Swiss franc, particularly the U.S. dollar in the fourth quarter of 2005. There were no large movements in the relationships between the Swiss franc and the euro or the British pound, although both currencies were slightly stronger in the second semester compared to the first. Coupled with increased sales prices, the currency movements resulted in comparable sales (after accounting for the additional Raisio Chemicals sales) being 2 percent higher in Swiss francs and stable in local currencies.
     Sales movements in Europe were similar in Swiss francs and local currencies. In the Americas, increases of sales in Swiss francs were currency driven with sales in local currencies in almost all locations being slightly lower. Sales growth in Asia Pacific was strong both in Swiss francs and in local currencies. Asia Pacific now accounts for 29 percent of the Company’s total sales, having moved ahead of the Americas.

GEOGRAPHIC SALES DISTRIBUTION	2005	2004

Europe	43%	44%
Americas (i)	28%	29%

Asia Pacific (ii)	29%	27%

(i)	The Americas are comprised of North, Central and South America.

(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.
GROSS PROFIT REDUCTIONS DUE TO HIGHER RAW MATERIALS AND UTILITY COSTS
In absolute terms gross profit levels decreased by 3 percent to CHF 2 117 million and decreased to 28.5 percent of sales compared to 30.9 percent in prior year. Raw material prices started to increase at the end of 2004 and continued to rise rapidly during the first half of 2005. In addition, energy costs rose significantly during the year, primarily due to the significantly higher cost of oil and natural gas. The decrease in gross margin in absolute and percentage terms has resulted mainly from sales price increases not fully covering these cost increases and higher pension costs. The inclusion of a full year of Raisio Chemicals activities had a dilutive effect on margins due to the different cost structure and volume declines have caused lower levels of plant utilization and consequently higher levels of unabsorbed fixed costs.
SELLING, GENERAL AND ADMINISTRATIVE COSTS DECREASE
Selling, general and administrative expenses in Swiss francs decreased by 4 percent to CHF 1 178 million in 2005 from CHF 1 224 million last year. As a percentage of sales, selling, general and administrative expenses decreased to 15.9 percent of sales in 2005 from 17.4 percent in 2004. Cost structure improvements resulting from Project Shape and other initiatives mitigated the effects of increased costs due to the inclusion of a full year of Raisio Chemicals activities and increased pension costs. Selling, general and administrative also includes CHF 68 million income resulting from the sale of certain assets.
INVESTMENT IN RESEARCH AND DEVELOPMENT SUSTAINED
Research and development expenses as a percentage of sales were 4.1 percent in 2005, in line with 2004. In absolute terms, research and development expenses increased by CHF 13 million to CHF 301 million in 2005 from CHF 288 million in 2004.
     The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.
TEXTILE EFFECTS IMPAIRMENT
Project Shape, upon full implementation, was expected to restore Segment Textile Effects to acceptable profitability levels. However, the shift of the textile market and customers to Asia was further accelerated in 2005 by the ending of WTO quotas. It became evident that significant profitability improvement for the Segment would not be able to be achieved without additional cost saving measures. This triggered a requirement to test the carrying value of certain of the Segment’s long-lived assets for impairment. The test determined that the carrying values of these assets are impaired. Consequently, an impairment charge totaling CHF 583 million was recorded. The impaired assets consist of property, plant and equipment, goodwill and other intangible assets. The basis and calculation methodology used for the impairment charge recorded in 2005 is described in note 23 to the consolidated financial statements. The test also determined that the Segment’s overall fair value is lower than its carrying value. Therefore, were the Segment to be disposed of in the near future, further charges would occur.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)
OPERATING INCOME LOWER DUE TO IMPAIRMENT OF THE TEXTILE EFFECTS SEGMENT

	2005	2004

Operating income before restructuring, impairment and other charges	579	612
Restructuring, impairment and other charges	(703)	(91)
Operating income (loss)	(124)	521
Adjusted EBITDA before restructuring, impairment and other charges	1 000	1 006
Operating income margin before restructuring, impairment and other charges	7.8%	8.7%
Adjusted EBITDA margin before restructuring, impairment and other charges	13.5%	14.3%
2005 compared to 2004

Operating income (loss) before restructuring, impairment and other charges	(5)%

Adjusted EBITDA before restructuring, impairment and other charges	(1)%

Operating income before restructuring, impairment and other charges decreased by 5 percent to CHF 579 million in 2005 from CHF 612 million in prior year due primarily to higher depreciation charges from the full-year effect of Raisio Chemicals. Accordingly, adjusted EBITDA before restructuring, impairment and other charges declined only 1 percent from prior year. Increased sales prices were unable to fully counter the effects of higher raw material and energy costs.
SEGMENTS RESULTS
Plastic Additives results
Sales increased to CHF 1 938 million in 2005 or by 2 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

SALES DEVELOPMENT	2005 COMPARED TO 2004

Volume/product mix	(4)%
Price	5%
Currency	1%

Total in Swiss francs	2%

Sales across the Segment were above 2004 in both local currencies and Swiss francs. Base polymers, home and personal care and process and lubricant additives exceeded prior year whereas only in polymer products were sales below previous year.
     In response to the ongoing upward trend in raw material prices, significant sales price increases were implemented during the year. In addition, the Segment deliberately discontinued sales of low margin products resulting in some volume declines. Despite this decline, operating margins improved. After a challenging first semester, base polymers sales growth recovered strongly from June onwards across all of its core markets. For polymer products the strong sales growth achieved in 2004 faltered in early 2005 due to further contraction of the plastic converting industry in which customers are struggling with polymer price increases. Despite the competitive market, prices remained stable and some recovery was experienced in the second half of the year. Sales growth was achieved in process and lubricant additives, with most regions performing well. Following the trend of raw material prices, sales prices have been significantly increased. Home and personal care sales were significantly higher. Growth was mainly driven by higher sales of UV absorbers.
Geographically, sales in the Americas were slightly below 2004 in local currency. Due to positive currency effects, Swiss franc sales were above last year. In Europe sales were below last year both in Swiss francs and local currencies mainly as a result of the generally weak economy. Asia Pacific continued to deliver strong sales growth, especially in China and Japan.

OPERATING INCOME AND ADJUSTED EBITDA	2005	2004

Operating income	260	224
Adjusted EBITDA	355	319
Expressed as a percentage of sales
Operating income	13.4%	11.9%

Adjusted EBITDA	18.3%	16.8%

Operating income and adjusted EBITDA increased both in absolute terms and as a percentage of sales. The increases in raw material costs were compensated with increases in selling prices during the year. The higher level of demand allowed the Segment to discontinue sales of low margin products, thereby accepting lower volumes of low margin products. Gross margins were slightly higher than 2004. The lower volumes resulted in lower plant utilization levels. Production costs increased slightly as higher utilities prices could only partly be offset by productivity improvements. Selling, general and administration expenses were lower, both in local currencies and in Swiss francs. This is mainly the result of cost savings resulting from the integration of a portion of the Home & Personal Care Segment, which occurred in the latter part of 2004, into the Plastic Additives Segment. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

ASSET MANAGEMENT	2005	2004

Net current operating assets:
Absolute in CHF	453	393
As a percentage of sales	23%	21%
Capital expenditures in CHF	72	76
Invested capital in CHF	1 441	1 321

Total assets in CHF	1 692	1 603

Net operating assets increased from 2004 levels. This was due to higher inventory values and lower levels of payables, both in absolute terms and as a percentage of sales. Inventory values increased due to the impact of higher raw material prices and both inventory and receivables increased due to the higher U.S. dollar exchange rate. Capital expenditures decreased by CHF 4 million and continued to remain below the level of depreciation, focusing principally on de-bottlenecking and productivity improvement programs. Both invested capital and total assets increased over prior year.
     The Company announced in 2005 the decision to invest approximately CHF 125 million in a new production plant for antioxidants for plastics in Singapore. The new plant will ensure continuous supply to growing markets in Asia Pacific and the Middle East. Start-up of the new plant is expected to occur in early 2008.

CIBA SPECIALTY CHEMICALS
8	Financial Review 2005

Coating Effects results
Sales in Swiss francs decreased to CHF 1 804 million in 2005 or by 1 percent and decreased by 2 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

SALES DEVELOPMENT	2005 COMPARED TO 2004

Volume/product mix	(1)%
Price	(1)%
Currency	1%

Total in Swiss francs	(1)%

The Segment’s key businesses experienced a challenging year, particularly in the first semester. However, most businesses improved significantly during the second half of the year. In 2005, electronic materials was negatively impacted by the further decline in the optical information storage business, which ultimately impacted the Segment’s overall sales and profitability. The Segment was able to mitigate this decline in business volume with a combination of organic growth in other business lines and small acquisitions, although the competitive environment remained tough with increasing pressure from Asia.
     The coatings business experienced increased demand for some industrial and decorative coatings products. The business also experienced decreased demand from the transportation sector, which nevertheless showed signs of recovery in the second half of the year. Electronic materials experienced strong growth in sales to the displays and microelectronics market, but not enough to compensate for the aforementioned decline in sales to the optical information storage market. The imaging and inks sector has seen some competitor consolidation as a result of higher levels of commoditized products and strong competition from Asia. In this sector, packaging and specialty products continues to grow, but the publications and, to a lesser extent, digital and photo markets remain under significant pressure. Despite the sluggish business environment and hostile market conditions affecting the thermoplastic sector, masterbatch maintained 2004 sales levels. The plastics market remains highly competitive and although sales to the agriculture sector increased strongly, sales to plastics and fibers declined.
     Geographically, in Europe sales levels were slightly below 2004 in both Swiss francs and local currencies. Germany and Italy maintained prior year levels, however the U.K. once again had a difficult year with significant sales decreases in both Swiss francs and local currency. In the Americas sales also decreased in both local currencies and Swiss francs, with sales stronger in South and Central America than in North America. Although the U.S. has suffered some supply problems and increasing prices following hurricane Katrina, the markets appeared to be improving later in the year. In Asia Pacific sales were basically equal to prior year, with little currency effect overall 2005 was another good sales year for Japan and Korea. Region China, however, did not meet expectations but started to pick up in the latter part of the year with the development of the transportation market. The other countries in the region performed very well.

OPERATING INCOME AND ADJUSTED EBITDA	2005	2004

Operating income	233	291
Adjusted EBITDA	340	394
Expressed as a percentage of sales
Operating income	12.9%	16.0%

Adjusted EBITDA	18.9%	21.7%

     Operating income and adjusted EBITDA decreased both in absolute terms and as a percentage of sales. Margins deteriorated due to sales price erosion, the end of the life cycle for a high margin product and increased raw material, utilities and pension costs. Investment in research and development was approximately 6 percent of sales.

ASSET MANAGEMENT	2005	2004

Net current operating assets:
Absolute in CHF	579	501
As a percentage of sales	32%	28%
Capital expenditures in CHF	82	82
Invested capital in CHF	2 028	1 843

Total assets in CHF	2 275	2 090

Net operating assets increased from prior year levels. Both receivables and inventory levels were higher in absolute terms as well as in percentage of sales. Inventory values increased due to the impact of higher raw material prices and both inventory and receivables increased due to the higher dollar U.S. dollar exchange rate. Payable levels were lower than in prior year. Capital expenditures remained level with prior year and below the level of depreciation. Due to the current available capacity, expenditures were focused on maintenance and process improvements rather than on adding capacity. Both invested capital and total assets increased as a consequence of some minor acquisitions.
Water & Paper Treatment results
Sales increased to CHF 2 394 million in 2005 or by 19 percent in Swiss francs and by 17 percent in local currencies. Sales development in 2005 compared to 2004 resulted from the following factors:

SALES DEVELOPMENT	2005 COMPARED TO 2004

Volume/product mix/acquisition	12%
Price	5%
Currency	2%

Total in Swiss francs	19%

Sales of products that were previously marketed by Raisio Chemicals, which the Company acquired effective May 31, 2004, account for 15 of the 19 percent increase in sales. In order to provide more meaningful comparability, all comments regarding sales that follow exclude this acquisition effect other than where specifically indicated.
     Segment sales performed well during the year in both Swiss francs and in local currencies. Water treatment sales growth was driven by substantial price increases, reduced by some consequent volume declines later in the year. The Segment’s key market centers performed well except for the intermediates and agriculture sector. Paper sales suffered in the second quarter due to the lockout in the paper industry in Finland, but lost sales were able to be partially recovered in the second half of 2005. Despite the tough operating environment for paper makers, sales exceeded prior year levels. Market stagnation and competition contributed to difficult market conditions for detergents and hygiene, however sales were maintained at prior year levels as the result of a stronger second half driven by the strengthening U.S. dollar. A fire occurred at the Segment’s Grenzach, Germany production site, however supplies to customers in the paper industry were not disrupted as the Segment was able to source these products from other Company production sites.
     Geographically, sales in Europe, had a better second half, but over the whole year sales were flat in both Swiss francs and local currencies. Performance in the Americas was better, especially in the second half as the economies are now stabilizing and growing. Markets remain competitive with price increases not always being matched by competitors. The strengthening U.S. dollar has benefited the Segment, as some of the

CIBA SPECIALTY CHEMICALS
www.cibasc.com	9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)
major sales and raw materials contracts are denominated in U.S. dollars. Central America delivered sales growth in both local currencies and in Swiss francs. Asia Pacific continues to be a growth area, particularly Region China for paper.
     Including acquisition effects, sales development was positive across all regions in both local currencies and Swiss francs.

OPERATING INCOME AND ADJUSTED EBITDA	2005	2004

Operating income	128	128
Adjusted EBITDA	288	259
Expressed as a percentage of sales
Operating income	5.4%	6.3%
Adjusted EBITDA	12.0%	12.8%
Operating income decreased as a percentage of sales. Adjusted EBITDA increased in absolute terms but decreased as a percentage of sales. Margins decreased mainly due to the dilutive effect of Raisio Chemicals (different cost structure) and higher raw material and energy costs not being fully recovered through sales price increases. Plant utilization decreased at the main sites due to volume losses triggered by the Segment’s price increases and raw material shortages earlier in the year, as well as the impact of the Finnish lockout. Selling, general and administrative costs were higher in both Swiss francs and in local currencies due primarily to the acquisition effect of Raisio Chemicals added costs and some minor acquisitions during 2005. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

ASSET MANAGEMENT	2005	2004

Net current operating assets:
Absolute in CHF	539	458
As a percentage of sales	23%	23%
Capital expenditures in CHF	89	81
Invested capital in CHF	3 283	3 164

Total assets in CHF	3 644	3 508

The Segment’s operating assets were higher than prior year levels both in absolute and intensity terms. Both inventories and receivables increased in absolute terms driven primarily by currency developments as well as increased raw material and selling prices. Receivables in intensity to sales improved due to continued credit management efforts. Capital expenditures increased from prior year but were below depreciation expense and were again targeted primarily on productivity improvement projects. These factors and further minor acquisitions led to an overall increase in both invested capital and total assets.
Textile Effects results
For comparability with prior year, the following discussion of the Segment’s results excludes the effect of the impairment charge discussed earlier.
     Sales decreased to CHF 1 283 million in 2005 or by 1 percent in Swiss francs and by 2 percent in local currencies. Sales development in 2005 compared to prior year resulted from the following factors:

SALES DEVELOPMENT	2005 COMPARED TO 2004

Volume/product mix	(1)%
Price	(1)%
Currency	1%

Total in Swiss francs	(1)%

Sales remained almost flat in an extremely challenging market. Textile chemicals sales developed positively, however not enough to offset the decline in textile dyes. The earlier months of the year were particularly difficult with price erosion and many competitors not increasing their prices. However in the second half prices became more stable and sales pricing policies started to have a positive impact.
     Geographically, sales in Europe decreased from prior year levels both in Swiss francs and in local currencies. The region improved towards the end of the year, with higher demand but also because of agreements on the levels of Chinese imports. In the Americas, sales declined in Swiss francs and in local currencies across North America. However, Brazil delivered good sales growth in local currencies. In the Asia Pacific region, strong sales development, undoubtedly aided by the end of WTO quotas supports the decision to structurally realign the business to Asia. The main growth areas were China, Hong Kong and India, with other areas improving or at least remaining stable.

OPERATING INCOME AND ADJUSTED EBITDA	2005	2004

Operating income before impairment	63	61
Impairment	(583)	0
Operating income (loss)	(520)	61
Adjusted EBITDA before impairment	115	117
Expressed as a percentage of sales
Operating income before impairment	4.9%	4.7%
Adjusted EBITDA before impairment	9.0%	9.0%
Operating income and adjusted EBITDA remain comparable with 2004 on absolute terms and as a percentage of sales, despite the difficult environment. The impact of the shift to lower margin business in Asia has been mitigated by personnel expense savings achieved through the Shape program. Selling, general and administrative costs declined as higher pension costs were more than offset by cost savings from Project Shape and other gains. As demand picked up during the second half of the year, the Segment also realized better capacity utilization. Investment in research and development remained stable at approximately 2 percent of sales.

ASSET MANAGEMENT	2005	2004

Net current operating assets:
Absolute in CHF	411	393
As a percentage of sales	32%	30%
Capital expenditures in CHF	27	35
Invested capital in CHF	561	1 158

Total assets in CHF	785	1 361

CIBA SPECIALTY CHEMICALS
10	Financial Review 2005

Net current operating assets increased due to higher levels of receivables, although inventories were below prior year levels despite the impact on inventory values of higher raw material prices and the higher U.S. dollar exchange rate. The latter also contributed to the higher receivables values. Payable levels were the same as last year. Capital expenditures decreased from last year, and remain well below depreciation expense for the period. Both invested capital and total assets decreased significantly due to the impairment.
CONSOLIDATED BALANCE SHEETS

SELECTED BALANCE SHEET DATA AS OF DECEMBER 31,	2005	2004

Cash and cash equivalents and short-term investments	1 273	1 636
Total assets	10 612	10 996

Total shareholders’ equity	3 903	4 152

Cash and cash equivalents and short-term investments decreased by CHF 363 million from 2004 to 2005 primarily due to the repayment of debt. Totals assets were lower by CHF 384 million compared to prior year mainly as a consequence of the impairment of assets of the Segment Textile Effects. The Company further continued in 2005 its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.
     The decrease of CHF 249 million in shareholders’ equity in 2005 was principally due to the reported net loss in 2005 and the payment of the capital reduction and dividend to the Company’s shareholders, partially offset by changes between December 31, 2004 and 2005 in year-end currency exchange rates, which are used to translate the Company’s various non-Swiss franc denominated balance sheet items located around the world into Swiss francs. During 2005, the U.S. dollar appreciated by 14 percent, the Chinese renminbi by 16 percent and the British pound by 3 percent from prior year against the Swiss franc.
LIQUIDITY AND CAPITAL RESOURCES
In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. Management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.
TREASURY MANAGEMENT
The international financial markets remained volatile in 2005. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in global interest rates as well as a strengthening of the U.S. dollar against the Swiss franc and the euro, whereas the exchange rate of the Swiss franc to the euro remained relatively stable.
     As a consequence of the strong economic growth particularly in Asia and the U.S., global interest rates continued to rise during 2005. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to keep the average cost of its total borrowings almost constant at 4.05 percent in 2005 compared to 4.03 percent in 2004. The Company’s net interest cost, which is interest expense less interest income, increased slightly to CHF 114 million as compared to CHF 108 million in 2004.
     During 2005, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.33 to a low of approximately CHF 1.15. The Swiss franc balance sheet year-end rate was at CHF 1.31 against the U.S. dollar in 2005 versus CHF 1.15 at the end of 2004. During 2005, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.56 to a low of approximately CHF 1.53. At the end of 2005, the Swiss franc was at a level of CHF 1.56 against the euro versus CHF 1.54 at the end of 2004.
     The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions, when considered cost effective, to protect the cash flows of its operating companies against unfavorable foreign currency movements.
     In 2005, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 23 million, a decrease of CHF 16 million from CHF 39 million in 2004. The decrease in 2005 is mainly due to reduced losses from adverse foreign currency exchange rates, partially offset by gains from hedging activities. Otherwise, other financial expenses, net were relatively stable between the two periods.
CAPITAL RESOURCES
The Company’s policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury group based on the Company’s aggregate exposure.
     Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.
     For further information see note 9 to consolidated financial statements.
     Throughout 2005, the Company continued to maintain its long-term debt rating of ‘A’ from Standard & Poor’s. However, in August 2005 Standard & Poor’s changed the outlook for the rating from “stable” to “negative”. In May 2005 Moody’s changed the Company’s rating from ‘A2’ to ‘A3’ and in December 2005 changed the outlook for the rating from “stable” to “negative”. Management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required.
     The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The Company announced in 2005 the decision to invest approximately CHF 125 million in a new production plant for antioxidants for plastics in Singapore. Start-up of the new plant is expected to occur in early 2008. Subject to developments affecting the Company, which cannot be predicted or controlled, management for the next one to two years intends to maintain the Company’s capital expenditure levels, including the new production plant in Singapore, generally in the range of the past three years. Other than as described above, the Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.
     For further information on capital resources available to the Company, see notes 12 and 13 to consolidated financial statements.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)
NET DEBT
The table below shows the components of net debt at December 31, 2005 and 2004:

NET DEBT	2005	2004

Short-term debt	277	559
Long-term debt	2 942	2 917

Total debt	3 219	3 476

Less: cash and cash equivalents	(1 259)	(1 614)
Less: short-term investments	(14)	(22)

Net debt	1 946	1 840

The Company maintains short-term debt facilities, including commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements, which are described in note 12 to the consolidated financial statements.
     The Company’s long-term debt in 2005 and 2004 consisted primarily of Euro Medium-Term Notes (EMTN Program) and straight bonds, which are described in note 13 to the consolidated financial statements. The current portion of long-term debt totaled CHF 4 million at December 31, 2005 and CHF 258 million at December 31, 2004.
     Total debt decreased by a net CHF 257 million principally as the result of the decrease in the short-term portion of long-term debt that resulted from the repayment of CHF 275 million of debt. Net debt, however, increased by CHF 106 million in 2005 due in part to the strengthening of the U.S dollar at year-end. Long-term debt, net of current portion, was similar to prior year levels. See note 13 to consolidated financial statements.
     The Company’s commercial paper program is uncommitted and the availability of future funds thereunder depends to a large extent on market conditions. The Company may, if and when it is economically advantageous, issue new debt.
CASH FLOWS
The net decrease in cash and cash equivalents of CHF 355 million from year end 2004 to year end 2005 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

CASH FLOWS FROM OPERATING ACTIVITIES	2005	2004

Net income (loss)	(256)	306
Deduct net income from discontinued operations, net of tax	(30)	(28)
Depreciation and amortization	421	394
Net change in operating assets and liabilities	(134)	(226)
Other, net	409	185

Net cash provided by operating activities	410	631

Cash flows provided by operating activities of CHF 410 million were CHF 221 million lower than 2004 primarily due to the Company’s lower overall operating result and higher restructuring payments, which increased by CHF 71 million from CHF 11 million in 2004 to CHF 82 million in 2005.
     The Company continues to prioritize cash flow generation and is satisfied that operating cash flow levels are sufficient to satisfy both short-term and mid-term funding requirements.

CASH FLOWS FROM INVESTING ACTIVITIES	2005	2004

Capital expenditures	(275)	(294)
Sale (acquisition) of businesses, net of cash	(50)	(810)
Proceeds from sale of assets and changes in loans and other long-term assets	33	53

Net cash used in investing activities	(292)	(1 051)

Cash flows used in investing activities decreased by CHF 759 million in 2005 to CHF (292) million from CHF (1 051) million in 2004 due primarily to decreased cash outflows for acquisitions of businesses, which in 2004 included CHF 662 million for the acquisition of Raisio Chemicals. The remaining decrease is attributable to higher cash proceeds from sales of fixed assets, which in 2005 increased to CHF 95 million from CHF 21 million in 2004.

CASH FLOWS FROM FINANCING ACTIVITIES	2005	2004

Increase (decrease) in short-term and long-term debt, net	(341)	55
Dividends paid	(66)	0
Capital reduction paid	(130)	(197)
Treasury stock transactions and other	11	(162)

Net cash used in financing activities	(526)	(304)

For discussion of cash flows from short-term and long-term debt, see the net debt section of this Management’s Discussion and Analysis and notes 12 and 13 to consolidated financial statements.
     At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved the Board of Directors’ proposal for a dividend payment of CHF 1 per share, based on 2004 results, and a payment to the shareholders in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The dividend payment, which totaled CHF 66 million, was made on March 8, 2005, and the capital reduction payment was made on May 18, 2005, totaling CHF 130 million.

CIBA SPECIALTY CHEMICALS
12	Financial Review 2005

At the Company’s Annual General Meeting on February 26, 2004, the shareholders approved the Board of Directors’ proposal for a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 6 per share to CHF 3 per share. The Company paid the capital reduction on May 14, 2004, which totaled CHF 197 million.
     In connection with its share buy-back program initiated in 2004, the Company purchased 1.8 million treasury shares in 2004 for CHF 162 million. The shareholders approved the cancellation of these shares at the Company’s Annual General Meeting on March 3, 2005; consequently, the shares were cancelled on May 18, 2005. For further details, refer to note 16 to consolidated financial statements.

FREE CASH FLOW	2005	2004

Net cash from operating activities	410	631
Less: net cash used in investing activities	(292)	(1 051)
Add: sale (acquisition) of businesses, net of cash	50	810

Free cash flow (i)	168	390

(i)	In financial statements published prior to 2005, the Company excluded restructuring payments and deducted a pro-forma CHF 2 per share dividend from the calculation of free cash flow. The 2004 free cash flow figures presented herein have been adjusted to correspond with the 2005 calculation.
The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.
     Free cash flow was lower by CHF 222 million in 2005 compared to prior year. This was mainly due to lower cash from operating activities in 2005, which resulted from the Company’s lower overall operating result.
LONG-TERM OBLIGATIONS, COMMITMENTS AND CONTINGENCIES
The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2005, various long-term obligations that will become due in 2006 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2005, the Company’s current estimate of their annual maturities.
PAYMENTS BY YEAR, AS FROM DECEMBER 31, 2005

		LESS			MORE
		THAN	1 TO 3	3 TO 5	THAN
	TOTAL	1 YEAR	YEARS	YEARS	5 YEARS

Long-term debt, including current portion (i)	2 916	4	1 021	310	1 581
Long-term obligations, including current portion (ii)	1 474	87	173	170	1 044
Raw material purchase commitments	618	245	311	48	14
Fixed assets and other purchase commitments	478	293	164	7	14
Lease commitments	134	36	46	25	27

Total	5 620	665	1 715	560	2 680

(i)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the consolidated balance sheets and in note 13 to consolidated financial statements are net of discounts and premiums, in accordance with U.S. GAAP.

(ii)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2005. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in note 21 to consolidated financial statements.
In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2005, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 3 million of which CHF 1 million expire in 2006 and CHF 2 million in 2007 or thereafter.
EFFECTIVE INCOME TAX RATE
The Company reported a significantly lower effective income tax rate in 2005 than in 2004. The primary unique events impacting the 2005 rate are the impairment of Segment Textile Effects, additional tax loss carryforwards in certain of the Company’s subsidiaries and higher tax deductions in certain of the Company’s subsidiaries that are not recognized for financial reporting purposes. The specific tax-related impacts resulting from these events are described in note 14 to consolidated financial statements.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)
CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS
There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2005 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2005 that were not required to be adopted during 2005, but will require adoption in 2006 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future. See note 1 to consolidated financial statements.
ENVIRONMENTAL MATTERS
Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see note 21 to consolidated financial statements.
USE OF CERTAIN SUPPLEMENTARY FINANCIAL INDICATORS
The key financial indicators used by the Company’s management to monitor overall performance and liquidity, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include adjusted EBITDA, free cash flow and net debt. The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.
     The Company uses adjusted EBITDA margin (adjusted EBITDA divided by net sales) and free cash flow as two of the three components of its annual incentive compensation program. The third component of the program is net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, adjusted EBITDA margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (adjusted EBITDA margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt as an indicator of the strength of its capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.
As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flows from operating, investing and financing activities, total assets, total debt, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.
ADJUSTED EBITDA
Adjusted EBITDA, and adjusted EBITDA margin derived therefrom, provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs.
     The reconciliation of adjusted EBITDA to net income is included in the Financial Review section of this Management’s Discussion and Analysis.
     In financial statements published prior to 2005, the Company referred to adjusted EBITDA as EBITDA.
     As a result of the continued harmonization of different global financial reporting practices with U.S. GAAP, the Company will in 2006 discontinue using adjusted EBITDA as one of its key performance measures and instead will focus on operating income.
FREE CASH FLOW
Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or distributions to shareholders and, as such, is limited to being used for this consideration only.
     In financial statements published prior to June 30, 2005, the Company exluded restructuring payments and deducted a pro-forma CHF 2 per share dividend from the calculation of free cash flow. The 2004 free cash flow figures presented herein have been adjusted accordingly.
     The reconciliation of free cash flow to net cash provided by operating activities is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.
NET DEBT
The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.
INVESTED CAPITAL
The reconciliation of invested capital to total shareholders’ equity is included in the business segment data section of the consolidated financial statements.
CURRENCY EXCHANGE RATES
Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in note 2 to consolidated financial statements.

CIBA SPECIALTY CHEMICALS
14	Financial Review 2005

RECONCILIATION TABLES
(in millions of Swiss francs, except share and per share data)

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES AND MINORITY INTEREST	2005	2004

Excluding restructuring, impairment and other charges	442	465
Restructuring, impairment and other charges	(703)	(91)
Including restructuring, impairment and other charges	(261)	374

PROVISION FOR INCOME TAXES	2005	2004

Excluding restructuring, impairment and other charges	(101)	(115)
Tax effect of restructuring, impairment and other charges	83	23
Including restructuring, impairment and other charges	(18)	(92)

INCOME (LOSS) FROM CONTINUING OPERATIONS	2005	2004

Excluding restructuring, impairment and other charges	334	346
Restructuring, impairment and other charges, net of tax effect	(620)	(68)
Including restructuring, impairment and other charges	(286)	278

NET INCOME (LOSS)	2005	2004

Excluding restructuring, impairment and other charges, net of tax	364	374
Restructuring, impairment and other charges, net of tax	(620)	(68)
Including restructuring, impairment and other charges, net of tax	(256)	306

EARNINGS (LOSS) PER SHARE	2005	2004

Excluding restructuring, impairment and other charges, net of tax	5.57	5.67
Restructuring, impairment and other charges, net of tax	(9.49)	(1.03)

Including restructuring, impairment and other charges, net of tax	(3.92)	4.64

ADJUSTED EBITDA	2005	2004

Adjusted EBITDA before restructuring, impairment and other charges	1 000	1 006
Restructuring, impairment and other charges	(703)	(91)
Adjusted EBITDA	297	915
Depreciation and amortization	(421)	(394)
Operating income (loss)	(124)	521
Financial income and expense, net	(137)	(147)
Provision for income taxes	(18)	(92)
Minority interest	(7)	(4)
Income from discontinued operations, net of tax	30	28

Net income (loss)	(256)	306

	2005		2004
	TEXTILE EFFECTS
ADJUSTED EBITDA	SEGMENT	CORPORATE	CORPORATE

Excluding restructuring, impairment and other charges	115	(98)	(83)
Restructuring, impairment and other charges	(583)	(120)	(91)

Including restructuring, impairment and other charges	(468)	(218)	(174)

FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in this Financial Review 2005 are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	15

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Swiss francs, except share and per share data)

YEAR ENDED DECEMBER 31,	NOTES	2005	2004

Net sales		7 419	7 027
Cost of goods sold		(5 302)	(4 856)

Gross profit		2 117	2 171
Selling, general and administrative		(1 178)	(1 224)
Research and development		(301)	(288)
Amortization of other intangible assets	8	(59)	(47)
Restructuring, impairment and other charges (i)	23	(703)	(91)

Operating income (loss)		(124)	521
Interest expense		(135)	(141)
Interest income		21	33
Other financial expense, net		(23)	(39)
Income (loss) from continuing operations before income taxes and minority interest		(261)	374
Provision for income taxes	14	(18)	(92)
Minority interest		(7)	(4)

Income (loss) from continuing operations		(286)	278
Income from discontinued operations, net of tax	21	30	28

Net income (loss)		(256)	306

Earnings (loss) per share, basic and diluted	19
Continuing operations		(4.38)	4.21
Discontinued operations		0.46	0.43

Net income (loss) per share		(3.92)	4.64

Weighted average shares outstanding

Basic and diluted		65 288 741	66 059 479

(i)	For 2005, restructuring, impairment and other charges net of taxes of CHF 83 million would be CHF 620 million and for 2004, restructuring, impairment and other charges net of taxes of CHF 23 million would be CHF 68 million.
See notes to consolidated financial statements

CIBA SPECIALTY CHEMICALS
16	Financial Review 2005

CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs, except share and per share data)

DECEMBER 31,	NOTES	2005	2004

Assets
Current assets
Cash and cash equivalents		1 259	1 614
Accounts receivable, net	4	1 149	1 064
Inventories	5	1 439	1 292
Prepaid and other current assets		420	411

Total current assets		4 267	4 381
Property, plant and equipment, net	6	2 724	3 015
Goodwill	7	1 495	1 561
Other intangible assets, net	8	831	823
Financial investments	9	132	180
Other assets	10	1 163	1 036

Total assets		10 612	10 996

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		608	634
Short-term debt	12	277	559
Income taxes payable		106	116
Accruals and other current liabilities	11	900	831

Total current liabilities		1 891	2 140
Long-term debt	13	2 942	2 917
Deferred income taxes	14	404	413
Other liabilities	15	1 392	1 306
Total liabilities		6 629	6 776
Minority interest		80	68
Shareholders’ equity	16
Common stock (i)		69	212
Additional paid-in capital		3 993	4 146
Retained earnings		520	843
Accumulated other comprehensive loss		(409)	(575)
Treasury stock, at cost (ii)		(270)	(474)

Total shareholders’ equity		3 903	4 152

Total liabilities and shareholders’ equity		10 612	10 996

(i)	Par value CHF 1 per share (December 31, 2004: CHF 3 per share), 79 064 617 shares authorized and 69 064 617 shares issued as of December 31, 2005 (80 826 617 shares authorized and 70 826 617 shares issued as of December 31, 2004).

(ii)	December 31, 2005: 2 607 215 treasury shares; December 31, 2004: 4 686 272 treasury shares.
See notes to consolidated financial statements

CIBA SPECIALTY CHEMICALS
www.cibasc.com	17

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Swiss francs, except share and per share data)

YEAR ENDED DECEMBER 31,	2005	2004

Cash flows from operating activities
Net income (loss)	(256)	306
Deduct income from discontinued operations, net of tax	(30)	(28)

Income (loss) from continuing operations	(286)	278
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	421	394
Deferred income taxes	(64)	24
Restructuring, impairment and other charges	703	91
Restructuring payments	(82)	(11)
Gain on sale/disposal of assets, net	(68)	(2)
Realized gain on available-for-sale securities	(2)	0
Minority interest and other non-cash items, net	(78)	83
Changes in operating assets and liabilities:
Accounts receivable, net	14	(60)
Inventories	(17)	(45)
Accounts payable	(59)	34
Other operating assets and liabilities	(72)	(155)

Net cash provided by operating activities	410	631

Cash flows from investing activities

Capital expenditures	(275)	(294)
Proceeds from sale of assets	95	21
Sale (acquisition) of businesses, net of cash	(50)	(810)
Loans and other long-term assets	(62)	32

Net cash used in investing activities	(292)	(1 051)

Cash flows from financing activities
Increase (decrease) in short-term debt, net	(71)	51
Proceeds from long-term debt	5	31
Repayments of long-term debt	(275)	(27)
Dividends paid	(66)	0
Capital reduction paid	(130)	(197)
Treasury stock transactions	11	(162)

Net cash used in financing activities	(526)	(304)

Effect of exchange rate changes on cash and cash equivalents	53	(48)

Net decrease in cash and cash equivalents	(355)	(772)
Cash and cash equivalents, beginning of year	1 614	2 386

Cash and cash equivalents, end of year	1 259	1 614

Supplemental cash flow information
Cash paid for interest	(139)	(144)
Cash paid for income taxes	(92)	(108)
See notes to consolidated financial statements

CIBA SPECIALTY CHEMICALS
18	Financial Review 2005

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Swiss francs, except share and per share data)

					ACCUMULATED
			ADDITIONAL		OTHER COM-	TREASURY STOCK
		COMMON	PAID-IN	RETAINED	PREHENSIVE	UNRESERVED	RESERVED
	NOTES	STOCK	CAPITAL	EARNINGS	LOSS	SHARES	SHARES	TOTAL

Balance at December 31, 2003		433	4 229	536	(499)	(67)	(379)	4 253

Net income				306				306
Currency translation adjustments					(76)			(76)

Comprehensive income (loss)				306	(76)			230
Capital reduction paid (i)		(213)	16					(197)
Share cancellation	16	(8)	(110)				118	0
Treasury stock transactions	16		2			(3)	(143)	(144)
Other			9	1				10

Balance at December 31, 2004		212	4 146	843	(575)	(70)	(404)	4 152
Net income (loss)				(256)				(256)
Currency translation adjustments					189			189
Minimum pension liability adjustment, net of tax of CHF 16					(25)			(25)
Other					2			2

Comprehensive income (loss)				(256)	166			(90)
Capital reduction paid (i)		(138)	8					(130)
Cash dividends declared and paid (ii)				(66)				(66)
Share cancellation	16	(5)	(157)				162	0
Treasury stock transactions	16		(13)			(105)	147	29
Other			9	(1)				8

Balance at December 31, 2005		69	3 993	520	(409)	(175)	(95)	3 903

(i)	Capital reduction paid in 2005 was CHF 2.00 per share (2004: 3.00 per share).

(ii)	Cash dividend declared and paid in 2005 was CHF 1.00 per share.
See notes to consolidated financial statements

CIBA SPECIALTY CHEMICALS
www.cibasc.com	19

BUSINESS SEGMENT DATA
(in millions of Swiss francs, except percentages)

YEAR ENDED DECEMBER 31,	2005	2004

Net sales
Plastic Additives	1 938	1 895
Coating Effects	1 804	1 818
Water & Paper Treatment	2 394	2 014
Textile Effects	1 283	1 300

Total net sales	7 419	7 027

Operating income before restructuring, impairment and other charges
Plastic Additives	260	224
Coating Effects	233	291
Water & Paper Treatment	128	128
Textile Effects	63	61
Corporate and other expenses	(105)	(92)

Total operating income before restructuring, impairment and other charges	579	612

Restructuring, impairment and other charges (ii)
Plastic Additives	0	0
Coating Effects	0	0
Water & Paper Treatment	0	0
Textile Effects	583	0
Corporate	120	91

Total restructuring, impairment and other charges	703	91

Operating income (loss)
Plastic Additives	260	224
Coating Effects	233	291
Water & Paper Treatment	128	128
Textile Effects (ii)	(520)	61
Corporate and other expenses (ii)	(225)	(183)

Total operating income (loss)	(124)	521

Operating income margin before restucturing, impairment and other charges
Plastic Additives	13.4%	11.9%
Coating Effects	12.9%	16.0%
Water & Paper Treatment	5.4%	6.3%
Textile Effects	4.9%	4.7%
Corporate	—	—

Operating income margin before restructuring, impairment and other charges	7.8%	8.7%

Research and development
Plastic Additives	97	97
Coating Effects	104	101
Water & Paper Treatment	48	42
Textile Effects	29	29
Corporate	23	19

Total research and development	301	288

Adjusted EBITDA (i) before restructuring, impairment and other charges
Plastic Additives	355	319
Coating Effects	340	394
Water & Paper Treatment	288	259
Textile Effects	115	117
Corporate	(98)	(83)

Total adjusted EBITDA (i) before restructuring, impairment and other charges	1 000	1 006

Depreciation and amortization
Plastic Additives	95	95
Coating Effects	107	103
Water & Paper Treatment	160	131
Textile Effects	52	56
Corporate	7	9

Total depreciation and amortization	421	394

Adjusted EBITDA (i)
Plastic Additives	355	319
Coating Effects	340	394
Water & Paper Treatment	288	259
Textile Effects (ii)	(468)	117
Corporate (ii)	(218)	(174)

Total adjusted EBITDA (i)	297	915

Adjusted EBITDA (i) margin before restructuring, impairment and other charges
Plastic Additives	18.3%	16.8%
Coating Effects	18.9%	21.7%
Water & Paper Treatment	12.0%	12.8%
Textile Effects	9.0%	9.0%
Corporate	—	—

Adjusted EBITDA (i) margin before restructuring, impairment and other charges	13.5%	14.3%

(i)	Adjusted EBITDA is calculated as operating income plus depreciation and amortization. In the financial statements published prior to June 30, 2005, the company referred to adjusted EBITDA as EBITDA.

(ii)	The CHF 583 million charge relating to the impairment of the carrying values of certain of Segment Textile Effects’ long-lived assets described in note 23 is considered a segment activity and is therefore charged to the Textile Effects Segment. All other restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

CIBA SPECIALTY CHEMICALS
20	Financial Review 2005

BUSINESS SEGMENT DATA
(in millions of Swiss francs, except percentages)

YEAR ENDED DECEMBER 31,	2005	2004

Capital expenditures
Plastic Additives	72	76
Coating Effects	82	82
Water & Paper Treatment	89	81
Textile Effects	27	35
Corporate	5	20

Total capital expenditures	275	294

DECEMBER 31,	2005	2004

Total assets
Plastic Additives	1 692	1 603
Coating Effects	2 275	2 090
Water & Paper Treatment	3 644	3 508
Textile Effects (ii)	785	1 361
Shared operating assets not allocated to segments (iii)	440	357
Non-operating assets (iv)	1 776	2 077

Total assets	10 612	10 996

(iii)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(iv)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.
The Company is organized into four reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.
     The Company evaluates the performance of its reportable segments based on operating income as well as Earnings Before Interest, Taxes, Depreciation, Amortization and Minority Interest (adjusted EBITDA). Segment operating income includes all operating items relating to the segments and excludes restructuring and other charges that principally apply to the Company as a whole. Segment adjusted EBITDA and adjusted EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.
     Invested capital is a non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicator. As with any supplementary financial indicator this supplementary financial indicator should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives invested capital from financial measures prepared in accordance with U.S. GAAP.
DESCRIPTION OF SEGMENTS
The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries.

DECEMBER 31,	2005	2004

Net assets
Plastic Additives	1 441	1 321
Coating Effects	2 028	1 843
Water & Paper Treatment	3 283	3 164
Textile Effects (ii)	561	1 158
Shared operating net assets not allocated to segments (iii)	91	37
Non-operating net assets (iv)	1 253	1 636

Invested capital (v)	8 657	9 159
Items not included in invested capital	(4 754)	(5 007)

Total shareholders’ equity (total net assets)	3 903	4 152

Components of items not included in invested capital
Net deferred tax liabilities	(63)	(157)
Short-term debt	(277)	(559)
Long-term debt	(2 942)	(2 917)
Other liabilities	(1 392)	(1 306)
Minority interest	(80)	(68)

Total items not included in invested capital	(4 754)	(5 007)

(v)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.
The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.
     The segment Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, information storage, construction, photographic and digital printing industries.
     The segment Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry. Its ‘effect chemicals’ provide solutions to increase paper mill productivity and improve appearance, handling and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.
     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.
See notes to consolidated financial statements

CIBA SPECIALTY CHEMICALS
www.cibasc.com	21

GEOGRAPHIC DATA
(in millions of Swiss francs, except share and per share data)

NET SALES TO CUSTOMERS	2005	2004

Europe
Germany	615	635
United Kingdom	286	297
Italy	333	355
France	393	353
Rest of European Union (i)	1 290	1 140
Switzerland	77	80
Rest of Europe	203	190

Total Europe	3 197	3 050

Americas
United States of America	1 360	1 366
Canada	219	212
Central America	165	154
South America	343	314

Total Americas	2 087	2 046

Asia Pacific
Japan	431	406
China Region	545	482
Rest of Asia	752	641
Australia and New Zealand	162	158
Africa and Middle East	245	244

Total Asia Pacific	2 135	1 931

Total net sales to customers	7 419	7 027

Net sales to customers are based on the final destination of the sale.

LONG-LIVED ASSETS	2005	2004

Europe
Germany	287	366
United Kingdom	415	453
Italy	170	171
France	121	161
Rest of European Union (i)	223	232
Switzerland	435	593
Rest of Europe	0	1

Total Europe	1 651	1 977

Americas
United States of America	669	663
Canada	5	3
Central America	81	86
South America	27	24

Total Americas	782	776

Asia Pacific
Japan	21	20
China Region	154	165
Rest of Asia	91	52
Australia and New Zealand	17	18
Africa and Middle East	8	7

Total Asia Pacific	291	262

Total long-lived assets	2 724	3 015

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

(i)	Rest of European Union includes all other European Union member countries as of December 31, 2005, that are not specifically listed.
See notes to consolidated financial statements

CIBA SPECIALTY CHEMICALS
22	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
COMPANY OPERATIONS
Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.
BASIS OF CONSOLIDATION AND PRESENTATION
The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The assets, liabilities and results of operations of entities in which the Company has a controlling financial interest have been consolidated. Investments in which the Company exercises significant influence (generally 20–50 percent ownership interest), but does not control, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.
FOREIGN CURRENCY TRANSLATION
The Company’s financial statements are prepared in millions of Swiss francs (CHF million). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income. For foreign currency transactions, changes in exchange rates that arise between transaction, reporting and settlement dates result in both realized and unrealized exchange gains and losses. These amounts are included in net income for the period.
CASH EQUIVALENTS
All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.
ACCOUNTS RECEIVABLE
Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. This also includes an allowance for country specific transfer risks.
INVENTORIES
The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (FIFO) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 5 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.
     Property, plant and equipment acquired through finance lease arrangements are recorded as assets at the lesser of the present value of the minimum future lease payments or their fair value at the date of acquisition and depreciated over the useful life of the asset or, if the lease does not provide for the transfer of ownership of the assets to the Company, the lease term if it is shorter than the useful life of the asset. The corresponding obligation is recorded as a liability in the consolidated balance sheets.
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Goodwill acquired in business combinations is capitalized at acquisition cost and annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (the “net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.
     In the second step, the current fair value of the reporting unit is allocated to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (the “assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired as of the impairment testing date in a business combination and the fair value of the reporting unit was the price that would have been paid to acquire the reporting unit. The excess, if any, of the total current fair value of the reporting unit over the sum of the individual fair values assigned to its assets and liabilities is considered to be the current implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is an impairment loss, which is recorded as a component of operating income in the consolidated statements of income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is not impaired.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
During 2005 and 2004, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired except that in 2005 it was determined that the carrying amount of goodwill for the Textile Effects Segment is fully impaired. See notes 7 and 23.
Other intangible assets
Purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 36 years). Other intangible assets with indefinite lives are not amortized.
     The Company assesses other intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For such assets that are tested for impairment, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.
     Other intangible assets with indefinite lives are reviewed annually for impairment, or on an interim basis if indications of possible impairment are present. For such assets, if the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that difference. Intangible assets with indefinite lives are reviewed annually to determine whether their useful lives remain indefinite. If such an asset is then determined to have a finite life, the asset is tested for impairment. The carrying amount of the intangible asset after recognition of an impairment charge, if any, is then amortized over the asset’s remaining useful life and further accounted for in the same manner as other intangible assets with finite lives.
FINANCIAL INVESTMENTS
Financial investments comprise primarily investments in equity affiliates that are not controlled by the Company, but in which the Company maintains a significant equity ownership or other interest, and investments in unconsolidated companies (less than 20 percent ownership and not otherwise controlled by the Company).
Investments in equity affiliates are accounted for using the equity method under which the Company originally records these at cost and subsequently adjusts the carrying amount to reflect its share of earnings less any dividends received.
     Investments in unconsolidated companies are designated as available-for-sale securities and, where quoted market prices are available, are recorded at fair value. Unrealized gains and losses on these securities, net of tax, are included as a component of shareholders’ equity in accumulated other comprehensive income (loss). Where quoted market prices do not exist and where it is not cost beneficial to estimate fair value, such investments are accounted for at cost. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the consolidated statements of income.
DERIVATIVE FINANCIAL INSTRUMENTS
For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair values of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as adjustments to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that had been recorded as adjustments to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.
     For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument’s fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of financial income/expense. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.
     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of other financial expense, net.
REVENUE RECOGNITION
Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers, product returns and other adjustments are provided for in the same period the related sales are recorded.
INCOME TAXES
The provision for income taxes has been determined using the asset and liability approach and consists of income taxes currently paid or payable to taxing authorities in the jurisdictions in which the Company operates plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a future tax benefit will not be realized.
     Provision has also been made for taxes that would be levied upon the remittance to the parent company of currently unremitted earnings of foreign operations. However, no such provision is made for unremitted earnings of foreign operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.
ENVIRONMENTAL COMPLIANCE AND EXPENDITURES
The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

CIBA SPECIALTY CHEMICALS
24	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.
RESTRUCTURING
Costs associated with exit or disposal activities that do not involve discontinued operations are included in Restructuring, impairment and other charges in the Company’s consolidated statements of income. Liabilities for costs associated with exit or disposal activities are initially recognized and measured at fair value in the period in which the liability is incurred. Liabilities for one-time termination benefits provided to employees that are involuntarily terminated are recognized and measured at their fair value at the communication date unless the employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period, liabilities for the termination benefits are measured initially at the communication date based on the fair value of the liabilities as of the termination date and recognized ratably over the future service period.
     Liabilities for costs to terminate contracts before the end of their term are recognized and measured at their fair value when the contracts are terminated. Liabilities for costs that continue to be incurred under contracts for their remaining term without economic benefit to the Company are recognized and measured at their fair value when the Company ceases using the rights conveyed by the contracts. Liabilities for other costs associated with exit or disposal activities are recognized and measured at their fair value in the periods in which the liabilities are incurred.
NEW ACCOUNTING STANDARDS
There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2005 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2005 that were not required to be adopted during 2005, but will require adoption in 2006 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future.
RESTATEMENT AND RECLASSIFICATIONS
The 2004 financial statements and related footnotes have been restated to correct certain deferred income tax and pension related amounts. The effect of these corrections increased beginning 2004 shareholders’ equity by CHF 8 million consisting of a CHF 19 million increase in additional paid in capital partially offset by a CHF 5 million decrease in retained earnings and a CHF 6 million increase in accumulated other comprehensive loss. 2004 pre-tax income increased by CHF 2 million, income tax expense increased by CHF 7 million, net income decreased by CHF 5 million and basic and diluted net income per share decreased by CHF 0.07. In addition, certain reclassifications to the 2004 financial statements and related footnotes amounts have been made to conform to the 2005 presentation.
2. EXCHANGE RATES OF PRINCIPAL CURRENCIES

			STATEMENT OF INCOME		BALANCE SHEET
			AVERAGE RATES		YEAR-END RATES
			2005	2004	2005	2004

1	U.S. dollar	(USD)	1.24	1.24	1.31	1.15
1	British pound	(GBP)	2.26	2.27	2.28	2.21
1	Euro	(EUR)	1.55	1.54	1.56	1.54
100	Japanese yen	(JPY)	1.13	1.15	1.12	1.11

3. ACQUISITIONS
There were no significant acquisitions during 2005.
     Effective May 31, 2004, the Company completed the acquisition of Raisio Chemicals Oy, from Raisio Group Oy, for a gross purchase price of approximately CHF 755 million comprising primarily of cash paid of CHF 662 million (EUR 436 million) and debt assumed of CHF 62 million.
     See note 6.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
4. ACCOUNTS RECEIVABLE

	2005	2004

Accounts receivable	1 224	1 145
Allowance for doubtful accounts	(75)	(81)

Total	1 149	1 064

5. INVENTORIES

	2005	2004

Raw materials	216	196
Work in process and finished goods	1 223	1 096

Total	1 439	1 292

Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 45 million as of December 31, 2005 and CHF 46 million as of December 31, 2004.
6. PROPERTY, PLANT AND EQUIPMENT
Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2005 and 2004 were as follows:

	2005					2004
			MACHINERY
			AND	CONSTRUCTION
	LAND	BUILDINGS	EQUIPMENT	IN PROGRESS	TOTAL	TOTAL

Cost at January 1,	112	1 881	5 490	195	7 678	7 553
Additions	1	4	42	228	275	294
Retirements/disposals	(4)	(25)	(89)	(5)	(123)	(134)
Changes in consolidation scope (i)	6	22	25	1	54	264
Currency adjustments	6	93	280	10	389	(207)
Other (ii)	0	(215)	(941)	(253)	(1 409)	(92)

Cost at December 31,	121	1 760	4 807	176	6 864	7 678

Accumulated depreciation at January 1,	—	(946)	(3 717)	—	(4 663)	(4 590)
Depreciation	—	(64)	(298)	—	(362)	(347)
Accumulated depreciation on retirements/disposals	—	13	79	—	92	92
Currency adjustments	—	(36)	(181)	—	(217)	121
Other (ii)	—	155	855	—	1 010	61

Accumulated depreciation at December 31,	—	(878)	(3 262)	—	(4 140)	(4 663)

Net book value at December 31,	121	882	1 545	176	2 724	3 015

(i)	In 2005, changes in consolidation scope result from several minor acquisitions. In 2004, changes in consolidation scope result primarily from the acquisition of Raisio Chemicals.

(ii)	In 2005, amounts in other for buildings and machinery and equipment consist primarily of the impairment of the Textile Effects Segment. See note 23. Amounts in other for construction in progress reflect the capitalization to buildings and/or machinery and equipment of construction projects that were completed during the year.
The insurance value of the property, plant and equipment was approximately CHF 11 258 million at December 31, 2005 and CHF 10 452 million at December 31, 2004.
7. GOODWILL
Changes in the carrying amount of goodwill by Segment from December 31, 2004 to December 31, 2005 were as follows:

				FOREIGN CURRENCY
	DECEMBER 31, 2004	ACQUISITIONS	IMPAIRMENT (i)	TRANSLATION ADJUSTMENTS	DECEMBER 31, 2005

Plastic Additives	62	2	0	3	67
Coating Effects	189	32	0	2	223
Water & Paper Treatment	1 154	14	0	37	1 205
Textile Effects	156	0	(161)	5	0

Total	1 561	48	(161)	47	1 495

(i)	Relates to the impairment of the Textile Effects Segment. See note 23.

CIBA SPECIALTY CHEMICALS
26	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
8. OTHER INTANGIBLE ASSETS
Other intangible assets by major class consist of the following:

	GROSS		NET
	CARRYING	ACCUMULATED	CARRYING
DECEMBER 31, 2005	VALUE	AMORTIZATION	VALUE

Developed technology and know-how	776	(191)	585
Patents	87	(25)	62
Trademarks and tradenames	25	(2)	23
Minimum pension liability — intangible asset	6	—	6
Other	185	(30)	155

Total	1 079	(248)	831

DECEMBER 31, 2004

Developed technology and know-how	782	(179)	603
Patents	84	(15)	69
Trademarks and tradenames	11	(1)	10
Minimum pension liability — intangible asset	8	—	8
Other	145	(12)	133

Total	1 030	(207)	823

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, 2005 amortization amounted to CHF 59 million (2004: CHF 47 million). Based on the other intangible assets values at December 31, 2005, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2006 CHF 60 million; 2007 CHF 61 million; 2008 CHF59 million; 2009 CHF 57 million; 2010 CHF 49 million; 2011 and thereafter CHF 539 million.
9. FINANCIAL INVESTMENTS AND INSTRUMENTS
FAIR VALUE OF FINANCIAL INVESTMENTS AND INSTRUMENTS
The Company determines that, due to their short-term nature, financial assets and liabilities such as cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.
     The book value and fair value of the Company’s long-term debt is as follows:

	2005		2004
	BOOK	FAIR	BOOK	FAIR
	VALUE	VALUE	VALUE	VALUE

Long-term debt, including current portion	2 946	3 027	3 175	3 256
The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with similar terms, credit ratings and remaining maturities.
The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Quoted market prices are not available for investments in equity affiliates.
FINANCIAL INVESTMENTS

	2005	2004

Investments in equity affiliates	117	147
Investments in unconsolidated companies	15	33

Total financial investments	132	180

The most significant investments in equity affiliates are Compagnie Industrielle de Monthey SA (investment interest maintained at 50 percent for 2005 and 2004) and, until December 2004, Daihan Swiss Chemical Corp (investment interest maintained at 50 percent until December 2004). In December 2004, Daihan Swiss Chemical Corp (Daihan Swiss) acquired the 50 percent of its shares that were not held by the Company and immediately cancelled such shares, which resulted in the Company obtaining ownership of 100 percent of Daihan Swiss. Daihan Swiss obtained the financing for this share repurchase with funds borrowed from the Company. The results of Daihan Swiss were consolidated within the Company’s financial statements effective January 1, 2005.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
The following table presents as of December 31, 2005 and 2004, summarized financial information on a 100 percent basis for investments in companies accounted for using the equity method.

	2005	2004

Sales	89	149
Income before taxes	4	1
Net income (loss)	3	(1)
Total assets	90	178

Shareholders’ equity	219	273

DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury function based on the Company’s aggregate exposure. Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.
     The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments generally are financial institutions with a minimum ‘A’ credit rating or its equivalent and with significant experience with such instruments.
FOREIGN CURRENCY RISK MANAGEMENT
A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.
Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.
INTEREST RATE RISK MANAGEMENT
The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Some short-term borrowings are in foreign currencies and mostly floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix that is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.
     Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company’s fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company’s variable-rate long-term debt are recorded as cash flow hedges.
INFORMATION WITH RESPECT TO FAIR VALUE HEDGES
In 2005 the Company had no fair value hedges. In 2004 there was no hedge ineffectiveness for the Company’s fair value hedges.
INFORMATION WITH RESPECT TO CASH FLOW HEDGES
The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2005 and 2004. During these periods, the fair value of open natural gas forward contracts as well as realized gains and losses on such contracts was not significant.
INFORMATION WITH RESPECT TO OTHER DERIVATIVE FINANCIAL INSTRUMENTS
At December 31, 2005, the fair value of other derivative instruments not designated as accounting hedges was a net liability of CHF 11 million (2004: net asset of CHF 15 million), consisting of CHF 22 million included in prepaid and other current assets (2004: CHF 19 million) and CHF 33 million included in accruals and other current liabilities (2004: CHF 4 million).

CIBA SPECIALTY CHEMICALS
28	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
10. OTHER ASSETS

	2005	2004

Prepaid pension costs	822	762
Deferred taxes	278	203
Loans to third parties and equity affiliates	19	19
Other	44	52

Total	1 163	1 036

11. ACCRUALS AND OTHER CURRENT LIABILITIES

	2005	2004

Payroll and employee benefits	159	178
Taxes other than income taxes	75	77
Interest	82	85
Rebates	45	44
Restructuring provisions	56	31
Environmental remediation and compliance	35	32
Retirement and postemployment benefits	33	35
Deferred income taxes	76	70
Other	339	279

Total	900	831

12. SHORT-TERM DEBT

	2005	2004

Bank overdrafts	14	8
Loans	80	139
Other (i)	179	154
Current portion of long-term debt	4	258

Total	277	559

(i)	Other includes employee and retiree deposits totaling CHF 137 million at December 31, 2005 and CHF 141 million at December 31, 2004.
The Company maintains certain commercial paper programs. The principle programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2005 and 2004, no amounts were outstanding under these programs in the United States.
     During 2005 the Company canceled the existing Syndicated Loan Facility maturing January 2006 and entered into a new multicurrency revolving loan facility expiring 2010 that provides for borrowings in U.S. dollars up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 30 percent of the applicable margin per annum, at 0.057 percent, is paid on the unused portion of the facility. The loans bear interest at a rate of LIBOR plus 19 basis points. As of December 31, 2005 and 2004, there were no borrowings outstanding under these facilities.
     The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2005 was 3.3 percent and at December 31, 2004 was 3.7 percent. Unused short-term credit lines totaled CHF 1 005 million at December 31, 2005 and CHF 655 million at December 31, 2004.
13. LONG-TERM DEBT

	2005	2004

Bonds and Euro Medium-Term Notes	2 881	3 036
Amounts owed to credit institutions	19	95
Other long-term debt	46	44

Total	2 946	3 175

Less: current portion of long-term debt	(4)	(258)

Total long-term debt	2 942	2 917

BONDS AND EURO MEDIUM-TERM NOTES		2005	2004

CHF 1 000	3.25% Straight Bonds, principal due 2008	1 035	1 052
EUR 500	4.875% Unsecured Notes, principal due 2018	778	771
CHF 300	3.25% Straight Bonds, principal due 2009	302	302
USD 178	U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 3.60%)	219	206

Total bonds		2 334	2 331
EUR 114(i)	4.875% Euro Medium-Term Note, principal due 2005	0	176
GBP 243	6.50% Euro Medium-Term Note, principal due 2013	547	529

Total Euro Medium-Term Notes		547	705

Total bonds and Euro Medium-Term Notes		2 881	3 036

(i)	The underlying note was denominated in German Marks (DEM 223 million).
In June 2005, the Company repaid EUR 114 million, 4.875 percent Euro Medium-Term Notes at their scheduled maturity date.
     The annual maturities of long-term debt outstanding at December 31, 2005 are as follows: 2006 CHF 4 million; 2007 CHF 4 million; 2008 CHF 1 017 million; 2009 CHF 305 million; 2010 CHF 5 million; 2011 and thereafter CHF 1 581 million.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
14. INCOME TAXES
Income from continuing operations before income taxes and minority interest consists of the following:

	2005	2004

Domestic	35	194
Foreign	(296)	180

Total income from continuing operations before income taxes and minority interest	(261)	374

The provision for income taxes in 2005 and 2004 from continuing operations consists of the following:

	2005	2004

Domestic	(5)	24
Foreign	86	42

Total current provision	81	66

Domestic	(5)	1
Foreign	(58)	24

Total deferred provision	(63)	25

Share of taxes from earnings of equity affiliates	0	1

Total provision for income taxes	18	92

The Company’s current income taxes for 2005 were reduced by approximately CHF 18 million resulting from the utilization in certain countries of prior years’ tax loss carryforwards to reduce current year taxes payable.
     The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income before income taxes and provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The expected tax rate for 2005 is a negative percent due to pre-tax losses normally being expected to result in a tax benefit rather than a tax expense. The main factors causing the effective tax rate to differ from the expected tax rate are:

IN PERCENT	2005(i)	2004

Expected tax rate	(30)	30
Non-deductible items	34	6
Tax free income	(5)	(2)
Income taxed at reduced rates	(7)	(4)
Changes in valuation allowance	88	0
Other	(73)	(6)

Effective tax rate	7	24

(i)	The expected tax rate for 2005 is a negative percent due to pre-tax losses normally being expected to result in a tax benefit rather than a tax expense.
“Non-deductible items” include the tax effect of amortization of other intangible assets in 2005 and 2004. The increase in 2005 is attributable to the non-deductible impairment of goodwill and other intangible assets in connection with the impairment of Segment Textile Effects. See note 23.
     “Income taxed at reduced rates” includes the tax effect of certain subsidiaries of the Company that operate in countries having lower tax rates.
     ”Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future. The increase in 2005 is attributable primarily to additional valuation allowances on certain tax loss carryforwards and on additional deferred tax assets created as a result of the Segment Textile Effects impairment. See note 23.
     In 2005, “Other” includes (74) percent for deferred tax credits resulting from additional tax loss carryforwards in certain of the Company’s subsidiaries, 27 percent for the remaining effects on expected taxes of the impairment of Segment Textile Effects, (17) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes and (9) percent for a variety of other adjustments, none of which is individually significant.
     In 2004, “Other” includes (4) percent for the release of previously established reserves following the settlement of certain outstanding tax matters. In addition, 2004 “Other” also includes the following items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 5 percent for taxes not based on profit such as franchise taxes and tax risk accruals and (3) percent for a variety of other adjustments, none of which is individually significant.
     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2005 and 2004, were as follows:

	2005	2004

Deferred tax assets
Pensions and other employee compensation	132	105
Inventory	27	29
Restructuring, impairment and other charges	8	10
Environmental reserves	135	135
Tax loss carryforwards	330	133
Other	83	176

Gross deferred tax assets	715	588

Valuation allowances	(339)	(110)

Net deferred tax assets	376	478

Deferred tax liabilities
Property, plant and equipment	(184)	(311)
Other	(255)	(324)

Gross deferred tax liabilities	(439)	(635)

Net deferred tax liabilities	(63)	(157)

Included in
Prepaid and other current assets	139	123
Other assets	278	203
Accruals and other current liabilities	(76)	(70)
Deferred income taxes	(404)	(413)

Net deferred tax liabilities	(63)	(157)

In management’s opinion, the majority of deferred tax assets other than certain tax loss carryforwards will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.
     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 1 101 million, of which CHF 36 million will expire in the next five years and CHF 989 million will expire between five and twenty years. The remaining carryforwards do not expire.
     At December 31, 2005, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 410 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

CIBA SPECIALTY CHEMICALS
30	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
15. OTHER LIABILITIES

	2005	2004

Environmental remediation and compliance	471	477
Retirement and postemployment benefits	747	665
Other	174	164

Total	1 392	1 306

The environmental remediation and compliance accrual, including the current portion, decreased in 2005 by a net CHF 3 million as a result of a CHF 28 million usage of the accrual (see note 21) and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million. In 2004 the accrual decreased by a net CHF 48 million as a result of a CHF 43 million usage of the accrual and a CHF 18 million reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals.
16. SHAREHOLDERS’ EQUITY
The Company’s shareholders have approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of an additional 10 million registered shares with a par value of CHF 1 per share (2004: 3 CHF per share). Of these 10 million shares, 6 million may be issued only through the exercise of option or conversion rights and the remaining 4 million may be issued until February 2006, but would be subject to certain transfer restrictions.
     At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved a dividend payment of CHF 1 per share, based on 2004 results (2004: no dividend payment), and a payment in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The dividend payment, which totaled CHF 66 million, was made on March 8, 2005, and the capital reduction payment was made on May 18, 2005, totaling CHF 130 million (2004: CHF 197 million paid on May 14, 2004).
     The Annual General Meeting also approved the cancellation of 1 762 000 shares of treasury stock that were purchased in 2004 (2004: 1 303 500 shares cancelled that were purchased in 2003) under the Company’s share buyback program. These treasury shares were cancelled on May 18, 2005.
     According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. In 2005 and 2004 the Company effected the following treasury stock transactions:

	2005	2004

Treasury stock at January 1,	4 686 272	4 363 901
Purchased at market prices	1 471 626	3 589 462
Sold at market prices	(1 788 683)	(1 963 591)
Cancelled	(1 762 000)	(1 303 500)

Treasury stock at December 31,	2 607 215	4 686 272

The Company designated a total of 1 369 972 shares in 2005 (3 751 972 shares in 2004) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and, for 2004, also for cancellation under the Company’s share repurchase program. The remaining 1 237 243 shares in 2005 (934 300 shares in 2004) of treasury stock have been designated as unreserved shares.
     The after-tax components of accumulated other comprehensive loss are as follows:

	2005	2004

Currency translation adjustment	(308)	(497)
Minimum pension liability, net of tax	(103)	(78)
Other, net of tax	2	0

Accumulated other comprehensive loss	(409)	(575)

The deferred tax effect on the unrealized gains/(losses) on available-for-sale securities is an expense of CHF 2 million in 2005 (2004: no deferred tax effect). The deferred tax effect on cash flow hedges is a deferred tax benefit of CHF 1 million in 2005 (2004: no deferred tax effect). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 65 million in 2005 (2004: CHF 49 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
17. STOCK BASED COMPENSATION PLANS
The Company applies the fair value method of accounting as defined in SFAS No. 123(R) “Share-Based Payment” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.
     In connection with the capital reduction of CHF 2 per share in 2005 and CHF 3 per share in 2004, the exercise price of outstanding stock options was not changed.
     LTIP — The Company has a Long-Term Incentive Plan (LTIP), which grants restricted shares of common stock of the Company to senior management and other key employees. Shares granted are restricted from being sold by the grantee for three years from the date of grant.
     In connection with the LTIP 2005, the Company granted 197 455 restricted shares of common stock with a market value of CHF 78.60 per share to 697 participants and recognized compensation expense of approximately CHF 16 million in 2005 related to these grants. In connection with the LTIP 2004, the Company granted 154 996 restricted shares of common stock with a market value at date of grant of CHF 95.30 per share to 705 participants and recognized compensation expense of approximately CHF 15 million in 2004 related to these grants.
     The LTIP until 2005 also provided for the granting of options to participants to purchase shares of common stock. Accordingly, in 2005 no options were granted. In 2004, option grants were made with vesting and the right to exercise occurring over three years and expiration dates of ten years from date of grant. Options granted in years prior to 2004 expire either five years or ten years after the date of grant. Compensation expense of approximately CHF 2 million in 2005 (CHF 3 million in 2004) was recorded comprising the unvested portion of prior year awards.
     The following table summarizes option activity under the LTIP during 2005 and 2004:

	WEIGHTED AVERAGE	STOCK OPTIONS
	EXERCISE PRICE	OUTSTANDING

Balance at December 31, 2003	109.34	2 080 622
Options granted	95.30	81 024
Options exercised	82.60	(2 762)
Options canceled/forfeited	114.48	(72 239)
Options expired	109.60	(314 888)

Balance at December 31, 2004	108.32	1 771 757

Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	108.60	(23 647)
Options expired	104.48	(243 860)

Balance at December 31, 2005	108.77	1 504 250

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2005:

		STOCK OPTIONS OUTSTANDING		STOCK OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE		WEIGHTED		WEIGHTED
	EXERCISE	NUMBER	AVERAGE	NUMBER	AVERAGE
EXERCISE	PRICE — OUT-	OF OUT-	REMAINING	OF OUT-	REMAINING
PRICE	STANDING/	STANDING	CONTRACTUAL	STANDING	CONTRACTUAL
RANGE	EXERCISABLE	OPTIONS	LIFE (IN YEARS)	OPTIONS	LIFE (IN YEARS)

82.60 — 111.40	104.73/ 105.97	1 394 350	3.2	1 293 625	2.9

160.00	160.00/ 160.00	109 900	2.0	109 900	2.0

		1 504 250		1 403 525

CIBA SPECIALTY CHEMICALS
32	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
MAB – The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 25 shares of common stock at CHF 15 per share (as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2005 and 2004:

		RIGHTS
	EXERCISE PRICE	OUTSTANDING

Balance at December 31, 2003	15	455 550
Rights granted	15	104 200
Rights exercised	15	(22 955)

Balance at December 31, 2004	15	536 795
Rights granted	15	102 475
Rights exercised	15	(57 055)

Balance at December 31, 2005	15	582 215

Compensation expense is recorded in the year the rights are granted and, in 2005, CHF 7 million (2004: CHF 9 million) of compensation expense was recorded under this plan.
CHANGE IN CONTROL AND RESERVE OF SHARES
Upon a change in control of the Company as defined, the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.
     At December 31, 2005, the Company had approximately 1.4 million shares (2004: 2.0 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.
18. RETIREMENT BENEFITS
The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined contribution and defined benefit pension plans.
DEFINED CONTRIBUTION PENSION PLANS
In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 15 million in 2005 and CHF 11 million in 2004.
DEFINED BENEFIT PENSION PLANS
Benefits to participants in the Company’s defined benefit pension plans are generally based on employees’ years of service, levels of compensation or stated amounts for each year of service.
     The majority of the defined benefit pension plans are funded, whereby contributions made by the Company and plan participants are invested, and the resulting assets necessary to fund future benefit obligations are held by independent trustees for the benefit of plan participants. Accordingly, the assets acquired and maintained by these plans are not included in the Company’s consolidated balance sheets. These plans are referred to as funded plans in this note.
     In certain countries in which the Company operates, principally Germany, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in pension liability. Benefit payments made each period to retirees are charged against this liability. These plans are referred to as unfunded plans in this note.
     Each year, the projected benefit obligation (PBO), which is the present value of projected future benefits payable to current plan participants allowing for estimated future employee compensation increases, is calculated for each plan. The measurement date for the Company’s pension plans that make up the majority of plan assets and benefit obligations is December 31st for each year presented.

CIBA SPECIALTY CHEMICALS
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
The following table provides a reconciliation from beginning of year to end of year of the changes in PBO and the changes in the fair value of plan assets, as well as the PBO funded status of the plans. The PBO funded status consists of the excess (deficit) of the fair value of plan assets over (under) PBO.

	2005			2004
	FUNDED	UNFUNDED		FUNDED	UNFUNDED
	PLANS	PLANS	ALL PLANS	PLANS	PLANS	ALL PLANS

Change in benefit obligation (PBO)
PBO, beginning of year	3 419	522	3 941	3 110	525	3 635
Service cost	86	9	95	79	9	88
Interest cost	152	28	180	149	27	176
Participant contributions	24	0	24	24	0	24
Actuarial (gain) loss (i)	510	69	579	190	(8)	182
Plan amendments	(103)	0	(103)	(6)	0	(6)
Benefits paid	(183)	(26)	(209)	(133)	(26)	(159)
Foreign currency translation	92	6	98	(41)	(4)	(45)
Other	26	3	29	47	(1)	46

PBO, end of year	4 023	611	4 634	3 419	522	3 941

Change in plan assets
Fair value of plan assets, beginning of year	3 109	0	3 109	2 936	0	2 936
Actual return on plan assets	335	0	335	221	0	221
Employer contributions	114	26	140	97	26	123
Participant contributions	24	0	24	24	0	24
Benefits paid	(183)	(26)	(209)	(133)	(26)	(159)
Foreign currency translation	76	0	76	(30)	0	(30)
Other (i)	185	0	185	(6)	0	(6)

Fair value of plan assets, end of year	3 660	0	3 660	3 109	0	3 109

PBO funded status	(363)	(611)	(974)	(310)	(522)	(832)

(i)	Includes the addition to plan assets and PBO resulting from the merger of one of the Company’s defined contribution plans into an existing defined benefit plan.
For both years presented, substantially all of the Company’s funded pension plans had PBO in excess of plan assets.
ACCUMULATED BENEFIT OBLIGATION (ABO) STATUS OF DEFINED BENEFIT PENSION PLANS
Accumulated benefit obligation (ABO) is less than PBO because ABO excludes assumptions as to future increases in employee compensation when calculating the present value of the future benefit
ABO STATUS OF FUNDED PENSION PLANS
The table below shows the ABO status at December 31, 2005 and 2004 of the Company’s funded pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO (under-funded):

	2005			2004
			TOTAL			TOTAL
	FULLY-	UNDER-	FUNDED	FULLY-	UNDER-	FUNDED
FUNDED PLANS	FUNDED	FUNDED	PLANS	FUNDED	FUNDED	PLANS

Accumulated benefit obligation (ABO)	3 061	362	3 423	2 580	458	3038
Fair value of plan assets	3 397	263	3 660	2 743	366	3109

ABO status – fully (under) funded	336	(99)	237	163	(92)	71

CIBA SPECIALTY CHEMICALS
34	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
MINIMUM PENSION LIABILITY
For funded plans with ABO in excess of the fair value of plan assets, SFAS No. 87 requires that the Company record on its consolidated balance sheets a minimum pension liability amount such that the Company’s net pension liability is at least equal to the amount of the under-funded ABO. Net pension liability is the excess of pension liabilities over prepaid pension assets on the Company’s balance sheet.
     When recording a minimum pension liability, SFAS No. 87 requires the Company to record a corresponding intangible asset equal to the amount of any unrecognized prior service cost, with the remainder, if any, charged to other comprehensive income in shareholders’ equity. The recording of this additional minimum pension liability has no impact on the Company’s income from operations.
     The following table shows the components of the additional minimum pension liability as of December 31, 2005 and 2004 for those plans where such a liability was required to be recorded, mainly in the United States; together with a reconciliation to the ABO status of all of the Company’s under-funded pensions plans:

	2005	2004

Unrecognized prior service cost recorded as intangible asset	4	8
Recorded as other comprehensive income	119	127
Currency adjustments	(18)	(30)

Additional minimum pension liability	(105)	(105)
Prepaid pension asset already recorded	12	19
ABO status, plans where additional minimum liability required	(93)	(86)
Other under-funded plans, no additional minimum liability required	(6)	(6)

ABO status — all under-funded plans	(99)	(92)

ABO STATUS OF UNFUNDED PENSION PLANS
For the Company’s unfunded plans, the accrued pension liability exceeds the amount of existing unfunded ABO, therefore no additional minimum pension liability is required. The table below shows the ABO and related liabilities recorded at December 31, 2005 and 2004 for the Company’s unfunded defined benefit pension plans:

UNFUNDED PLANS	2005	2004

Accumulated benefit obligation	566	489
Accrued pension liability	574	505

Liability recognized in excess of ABO	8	16

DEFINED BENEFIT PENSION RELATED ASSETS AND LIABILITIES
For each of its defined benefit pension plans, the Company records a pension-related asset (liability) based upon the excess (deficit) of the fair value of plan assets over (under) PBO. However, excluded from the net pension asset (liability) are unrecognized gains and losses that arise as a result of using long- term expected rates of return on plan assets rather than actual returns as a component of net pension expense. Instead, such gains and losses are amortized over the average remaining service life of active employees only where they exceed 10 percent of the greater of the fair value of beginning plan assets or PBO. Additionally, where pension plan amendments result in changes to employees’ future benefits and therefore PBO, the resulting unrecognized prior service costs are amortized as a component of future net pension expense over the average remaining service life of active employees.
Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2005 and 2004:

	2005			2004
	FUNDED	UNFUNDED		FUNDED	UNFUNDED
	PLANS	PLANS	ALL PLANS	PLANS	PLANS	ALL PLANS

Prepaid benefit cost (i)	824	0	824	764	0	764
Accrued benefit liability (i)	(112)	(574)	(686)	(108)	(505)	(613)
Minimum pension liability — intangible asset	4	2	6	8	0	8
Accumulated other comprehensive income, pre tax	119	49	168	127	0	127
Currency adjustments (ii)	(18)	0	(18)	(30)	0	(30)

Net pension asset (liability) on consolidated balance sheets	817	(523)	294	761	(505)	256
Unrecognized net gain (loss)	(1 272)	(90)	(1 362)	(1 068)	(19)	(1 087)
Unrecognized prior service cost	92	2	94	(3)	2	(1)

PBO funded status	(363)	(611)	(974)	(310)	(522)	(832)

(i)	Current and long-term portion

(ii)	Currency effect on the prior year additional minimum pension liability

CIBA SPECIALTY CHEMICALS
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
NET DEFINED BENEFIT PLAN PENSION EXPENSE
The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2005 and 2004 were:

	FUNDED PLANS		UNFUNDED PLANS		ALL PLANS
	2005	2004	2005	2004	2005	2004

Service cost	86	79	9	9	95	88
Interest cost	152	149	28	27	180	176
Expected return on plan assets	(195)	(208)	0	0	(195)	(208)
Amortization of prior service cost	1	2	0	0	1	2
Other (gains), losses and amortization, net	35	1	0	0	35	1

Total net pension expense	79	23	37	36	116	59

KEY ASSUMPTIONS
The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2005	2004

Discount (interest) rate	4.0%	4.6%
Rate of increase in compensation levels	2.4%	2.3%

The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2005	2004

Discount (interest) rate	4.6%	4.9%
Rate of increase in compensation levels	2.3%	2.3%
Expected long-term rate of return on plan assets	5.8%	6.2%

The determination of the overall expected long-term rate of return on plan assets for the Company’s funded plans is based on the following parameters: long-term expected inflation rates, long-term inflation-adjusted interest rates, and long-term risk premium of equity investments above risk free rates of return. In addition, long-term historical rates of return adjusted, where appropriate, to reflect more recent developments, are used.
FUNDED DEFINED BENEFIT PENSION PLAN ASSETS
The investment policies and strategies for plan assets held by funded defined benefit pension plans are directed toward the overriding target of achieving, on a long-term basis, the necessary return on plan assets to meet benefit obligations as they become payable. Factors included in the investment strategy for plan assets include achievement of consistent year-over-year results, effective risk management based on the level of each plan’s funding status, and effective plan cash flow management. Further, the investment policies generally exclude direct investments in the Company’s equity or debt securities.
For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2005 and 2004, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2005, are as follows:

	ACTUAL PLAN
	ASSET ALLOCATION		TARGET PLAN
	PERCENTAGES AT		ASSET ALLOCATION
	DECEMBER 31,		PERCENTAGES AT
	2005	2004	DECEMBER 31, 2005

Asset category
Equity securities	38%	36%	35% – 45%
Debt securities	41%	48%	40% – 50%
Real estate	17%	12%	10% – 20%
Other	4%	4%	0% – 10%

Total	100%	100%

At December 31, 2005 and 2004, the Company’s pension plans did not own any Company common stock.
     The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

	FUNDED	UNFUNDED	ALL
	PLANS	PLANS	PLANS

Undiscounted expected benefit payments

2006	133	27	160
2007	132	28	160
2008	142	29	171
2009	147	29	176
2010	158	30	188

Aggregate for 2011 through 2015	1 047	165	1 212

The amount expected to be contributed by the Company to its defined benefit pension plans during 2006 is CHF 160 million.
OTHER POSTRETIREMENT BENEFITS
The Company’s net liability for other postretirement benefits at December 31, 2005 was CHF 68 million (December 31, 2004: CHF 63 million) resulting principally from the postretirement healthcare plan in the United States. The Company’s other postretirement plans are not funded by the Company, did not require significant amounts to be recognized in the consolidated statements of income for 2005 and 2004, and are not expected to require significant future annual benefit payments.

CIBA SPECIALTY CHEMICALS
36	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
19. EARNINGS PER SHARE
In 2005 and 2004, there was no difference between basic and diluted earnings per share for income from continuing operations. In 2005 the basic and diluted weighted average number of shares outstanding were 65 288 741 (2004: 66 059 479).
     In 2005 and 2004, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidi-lutive, that is, diluted earnings per share would be higher than basic earnings per share. For purposes of calculating basic and diluted earnings per share in 2005 and 2004 there was no required adjustment to the reported income from continuing operations or net income.
     The calculation of diluted earnings per share in 2005 excluded 1 504 250 stock options outstanding with exercise prices between CHF 82.60 and CHF 160.00, in 2004 excluded 1 783 225 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, as their inclusion would have been antidilutive.
20. RELATED PARTY TRANSACTIONS
TRANSACTIONS WITH ASSOCIATED COMPANIES
Investments in equity affiliates of CHF 117 million in 2005 and CHF 147 million in 2004 are included in financial investments and are described in note 9.
     Loans receivable from equity affiliates of CHF 10 million in 2005 and CHF 11 million in 2004 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 10 million in 2005 and 2004, which bears interest at 3 percent in 2005 (2004: 3 percent).
     The Company had payables and accrued expenses to equity affiliates of CHF 10 million in 2005 and CHF 12 million in 2004, and short-term debt to equity affiliates of CHF 1 million in 2005 and CHF 2 million in 2004.
21. COMMITMENTS AND CONTINGENCIES
LEASE COMMITMENTS
The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2006 CHF 36 million; 2007 CHF 26 million; 2008 CHF 20 million; 2009 CHF 14 million; 2010 CHF 11 million; 2011 and thereafter CHF 27 million. Rental expense amounted to CHF 48 million in 2005, CHF 57 million in 2004.
PURCHASE COMMITMENTS
The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.
GUARANTEES
In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2005, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 3 million of which CHF 1 million expire in 2006 and CHF 2 million expire in 2007 or thereafter.
     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2005 the Company had issued CHF 30 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the “Environmental Matters” section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2005, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (December 31, 2004: CHF 12 million).
CONTINGENCIES
The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.
     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position, cash flows or results of operations.
     In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by Huntsman Corporation) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.
     In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a claim from the

CIBA SPECIALTY CHEMICALS
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
New Jersey Department of Environmental Protection for alleged natural resource damages (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).
ENVIRONMENTAL MATTERS
Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.
     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 506 million as of December 31, 2005 and CHF 509 million as of December 31, 2004 have been recorded in the accompanying consolidated balance sheets. The Company anticipates that these provisions will be spent generally over the next 30 years or longer. The decrease in the provision of CHF 3 million in 2005 compared to 2004 relates to usage of provisions of CHF 28 million and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 43 million in 2005 (CHF 54 million in 2004), including investments in construction, operations and maintenance and usage of the provision.
     Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).
     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.
     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs. At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another five years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.
     In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The removal of the Cell 1 landfill is not probable, however certain additional remediation is reasonably possible. The magnitude of the loss contingency relating to possible additional remediation of the Cell 1 landfill cannot be reasonably estimated at this time.
     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is expected to conclude in the near future. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remaining planning and remediation effort could require up to ten years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.
     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2005, no remedial actions have been defined or required in a legally binding form.
     In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying consolidated balance sheets.
LITIGATION MATTERS
Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal preparation plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. The Supreme Court of West Virginia recently issued a decision ordering that all future proceedings in the two cases be coordinated and remanded both cases to the same judge. The judge was given discretion on how best to coordinate those proceedings. Both cases are currently in discovery.
     Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. The Company has established adequate reserves for legal expenses related to these claims and is confident that these reserves are sufficient to prevent the claims from having any material adverse effect on its financial position or the results of its operations.

CIBA SPECIALTY CHEMICALS
38	Financial Review 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)
22. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
ALLOWANCE FOR DOUBTFUL ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31,	2005	2004

Balance at beginning of year	81	85
Additions charged to cost and expenses	33	24
Deductions credited to cost and expenses	(28)	(15)
Use of allowance and other, net (i)	(16)	(10)
Currency adjustments	5	(3)

Balance at end of year	75	81

ALLOWANCE FOR OBSOLETE AND SLOW MOVING INVENTORY

FOR THE YEAR ENDED DECEMBER 31,	2005	2004

Balance at beginning of year	46	50
Additions charged to cost and expenses	19	17
Deductions credited to cost and expenses	(18)	(16)
Use of allowance and other, net (i)	(5)	(3)
Currency adjustments	3	(2)

Balance at end of year	45	46

DEFERRED INCOME TAX VALUATION ALLOWANCE

FOR THE YEAR ENDED DECEMBER 31,	2005	2004

Balance at beginning of year	110	121
Additions charged to cost and expenses	296	11
Deductions credited to cost and expenses	(75)	(20)
Other, net	0	3
Currency adjustments	8	(5)

Balance at end of year	339	110

(i)	Use of allowance and other, net is primarily amounts written-off, additions applicable to acquisitions and miscellaneous other adjustments.
23. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES
PROJECT SHAPE
In 2004, the Company implemented Project Shape, which is primarily designed to adapt and optimize production and the support organization of the Segment Water & Paper Treatment following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The project involves the closure of manufacturing facilities in the U.K. and Italy and the rightsizing of plants in Europe and the U.S.
     During 2005, the Company expanded the scope of Project Shape and also accelerated the timing of certain elements of the project resulting in expected costs increasing by CHF 87 million from CHF 174 million to CHF 261 million before taxes. Of these amounts, employee severance costs increased by CHF 54 million from CHF 93 million to CHF 147 million due to the number of reductions of positions having increased by 320 to approximately 1 270. In addition, Project Shape asset impairment charges increased by CHF 18 million from CHF 55 million to CHF 73 million and other costs increased by CHF 15 million from CHF 26 million to CHF 41 million. The CHF 73 million expected asset impairment charges, linked to Project Shape, are net of anticipated gains on assets to be disposed of in connection with the project. The planned project completion date is 2007.
Restructuring, impairment and other charges consists principally of the following:

	EMPLOYEE	OTHER
	SEVERANCE	COSTS	TOTAL

Project Shape restructuring provisions

Balance at December 31, 2003	—	—	—
Charged to operating income	17	13	30
Payments/settlements	(2)	(7)	(9)

Balance at December 31, 2004	15	6	21
Charged to operating income	73	24	97
Payments/settlements	(41)	(29)	(70)

Balance at December 31, 2005	47	1	48

	EMPLOYEE	OTHER
	SEVERANCE	COSTS	IMPAIRMENT	TOTAL

Restructuring charged to operating income

Incurred during 2004	17	13	50	80
Incurred during 2005	73	24	19	116

Total incurred at December 31, 2005	90	37	69	196

IMPAIRMENT OF TEXTILE EFFECTS SEGMENT
Upon full implementation, Project Shape was expected to restore the Segment to acceptable profitability levels. However, the shift of the textile market and customers to Asia was greatly accelerated in 2005 by the ending of WTO quotas.
     In 2005, cost reductions in connection with Project Shape and other sales price and cost control measures resulted in the Segment’s profitability improving slightly over prior year. However, it remained at very low levels and it became evident that significant profitability improvement would not be able to be achieved without additional cost reduction. These developments triggered the testing of certain of the Segment’s long-lived assets for impairment of their carrying values. For purposes of this testing, the asset group to which the long-lived assets were attributed consisted of the entire Segment.
     The Segment fair value was estimated using an expected discounted cash flow technique that incorporated various probability-weighted scenarios including estimates as to future market growth, revenue development and profitability levels for the Textile Effects business. The resulting overall Segment fair value is below its carrying value. As a result, an impairment charge of CHF 583 million has been included in restructuring, impairment and other charges in the consolidated statements of income. The impairment amounts to CHF 377 million of property, plant and equipment, CHF 161 million of goodwill and CHF 45 million of other intangible assets.
OTHER
Also included in restructuring, impairment and other charges are, in 2004, CHF 11 million resulting from expensing the fair value of Raisio Chemicals’ in-process research and development activities that were acquired and, in 2005, CHF 4 million of other charges.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	39

REPORT OF MANAGEMENT
The management of Ciba Specialty Chemicals and its subsidiaries are responsible for the preparation and integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. These management estimates and assumptions are based on management’s best knowledge of current events and actions the Company may undertake in the future as of the date the financial statements are prepared.
     Management relies upon established accounting procedures and related systems of internal control to meet its responsibilities to maintain reliable financial records. This effective control structure consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. To assure the effective administration of internal control, management carefully selects and trains the Company’s employees, develops and disseminates written policies and procedures, provides appropriate communication channels, and fosters an environment conducive to the effective functioning of controls. An important element of the internal control systems is the worldwide monitoring performed by the Company’s internal audit group that reports its findings and recommendations for possible improvements to management and the Audit Committee of the Board of Directors.
     As the Company is listed on the New York Stock Exchange, it is subject to the U.S. Sarbanes-Oxley Act (“SOX”). The Company will be required to comply with section 404 of SOX regarding internal controls as of December 31, 2006. The Company’s SOX 404 project is well advanced and has demonstrated that the Company’s internal controls are generally effective. It has also brought certain accounting issues to light, which required the Company to correct deferred income tax and pension related amounts in prior years. We have carefully analyzed these issues and conclude that they do not constitute a material weakness in the Company’s internal controls.
     We believe the Company’s control structure provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, as well as, to adequately safeguard, verify and maintain accountability of assets.
     The Company retains Ernst & Young Ltd, independent accountants, to examine its financial statements. Their accompanying report is based on an examination conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, including a review of the internal control structure and tests of accounting procedures and records.
     The Board of Directors exercises their responsibility for these financial statements through its Audit Committee that is composed entirely of independent directors. The Audit Committee meets regularly with the internal auditors, the independent accountants and the Company’s management to discuss audit scope and results, internal control evaluations, and other accounting and financial reporting matters. The internal auditors and independent accountants have access to the Audit Committee without management’s presence.

Armin Meyer	Michael Jacobi
Chairman of the Board and	Chief Financial Officer
Chief Executive Officer

Basel, January 30, 2006
INDEPENDENT AUDITORS’ REPORT
REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL
As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders’ equity and notes presented on pages 16 to 39) of Ciba Specialty Chemicals Holding Inc. and its subsidiaries for the year ended December 31, 2005.
     These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with U.S. Generally Accepted Accounting Principles and comply with Swiss law.
     We recommend that the consolidated financial statements submitted to you be approved.
     Without qualifying our opinion, we draw your attention to Note 1 of the consolidated financial statements, where the Company discusses the restated prior year comparative financial statements. The restatement is to correct certain deferred income tax and pension related amounts. The impact of this restatement is disclosed in Note 1.
Ernst & Young Ltd

Cherrie Chiomento	Martin Mattes
(in charge of the audit)

Zurich, January 30, 2006

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CORPORATE GOVERNANCE
Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of the SWX Swiss Exchange. An overview of major differences between the Swiss and the U.S. corporate governance practices can be found at: http://www.cibasc.com/investors
THE BOARD OF DIRECTORS AND ITS COMMITTEES
The Board of Directors of Ciba Specialty Chemicals (“Board”) defines the strategic direction and supervises the overall affairs of the Company. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities and initiates required activities. The Executive Committee consists of the Chairman’s Committee under the leadership of the CEO and the Operations Committee, chaired by the Chief Operating Officer (“COO”). The Chairman’s Committee is responsible for the implementation of the strategies and the Operations Committee for the day-to-day management of the Company [DCG 3.6].
     The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years to allow for a staggered board [DCG 3.4.1]; a re-election is possible [DCG 3.4.1]. For an overview of the individual election terms, see the table on the next page [DCG 3.4.2]. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.
     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:
•	a Lead Director (to counterbalance the combined mandates of Chairman and CEO) who chairs meetings of the Board which only the non-executive members of the Board are attending. He also leads the non-executive members of the Board in all matters that require a separate discussion and decision making process. In addition, the Lead Director chairs the Compensation Committee. Based on interviews with other Board members, he prepares a review of the performance of the Chairman and CEO. He may act as a liaison between the Board and the Chairman and CEO in delicate matters
•	broad supervisory and reviewing powers for the Board, directly supported by Internal Audit
•	independence of Board Members who are all non-executives of the Company, with the exception of the Chairman
•	independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving on the Human Resources and Nomination and the Finance Committees
•	having Audit Committee Members who are all non-executives with significant expertise particularly in the area of finance
•	having Compensation Committee Members who are all non-executives with broad practical experience in the area of employee and executive compensation
•	an annual self-assessment of the Board
•	receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management [DCG 3.7].
TOPICS OF THE BOARD IN 2005
Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting (“AGM”) of the Shareholders, the Board put particular emphasis for the financial year 2005 on the following topics: group business strategy, M&A, repositioning of segments, investments in Asia, developments in China, improvements in the chemical technologies, legislation in the area of registration and authorization of chemicals (REACH), structure of the Executive Committee.
BOARD COMMITTEES [DCG 3.5]
Four standing Board Committees in the areas of audit, finance, compensation and human resources/nomination provide guidance and support to the full Board:
AUDIT COMMITTEE
Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints, the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www. cibasc.com/ — About Us — Corporate Governance). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”).
FINANCE COMMITTEE
Mission: Develops principles for financial planning, accounting and reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets. The Chairman of the Board is the chairman of the Finance Committee.
COMPENSATION COMMITTEE
Mission: Develops, recommends and reviews the group compensation principles in accordance with the overall Company objectives. Proposes compensation of the Members of the Board and of the Executive Committee to the full Board for approval [DCG 5.1]. The Lead Director is the chairman of the Compensation Committee.
HUMAN RESOURCES AND NOMINATION COMMITTEE
Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the AGM and prepares a selection of candidates in accordance with these criteria. In addition, the Human Resources and Nomination Committee recommends and reviews the objectives and principles of the human resource policy and its implementation. The Chairman of the Board is the chairman of the Human Resources and Nomination Committee.

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CORPORATE GOVERNANCE
MEMBERS OF THE BOARD [DCG 3, 3.1, 3.2, 3.4.2]

			YEAR	YEAR	SIGNIFICANT POSITIONS AND POLITICAL
	DATE OF		APPOINTED	TERM	MANDATES OUTSIDE THE COMPANY
NAME	BIRTH	NATIONALITY	TO BOARD	EXPIRES	[DCG 3.2.A/B/C]

Armin Meyer Chairman and CEO	July 25, 1949	Swiss	1997	2008	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member of the Foundation Board IMD – International Institute for Management Development, Lausanne

Kurt Feller Vice-Chairman, Lead Director	August 31, 1937	Swiss	1999	2007	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur Vice-Chairman of the Board of Directors, Geberit Ltd., Jona Member of the Board of Directors, Scintilla Ltd., Solothurn

Erwin W. Heri	March 6, 1954	Swiss	1997	2007	Chairman of the Board of Directors, OZ Bankers AG, Pfäffikon
Chairman of the Board of Directors, OZ Holding AG, Pfäffikon
Member of the Board of Directors, Losinger AG, Berne
Member of the Board of Directors, Hilti AG, Schaan/Liechtenstein
Trustee, Hilti Family Trust, Schaan/Liechtenstein
					Chairman of the Investment Committee of State Pension (Publica), Berne

Gertrud Höhler	January 10, 1941	German	1997	2008	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen

Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2006(i)	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Board of the Novartis Venture Fund, Basel

Peter Littmann	December 21, 1947	German	1997	2006(i)	Member of the Advisory Board, Nijenrode University, The Netherlands Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts

Uli Sigg	April 29, 1946	Swiss	1999	2007	Vice-Chairman of the Board of Directors, Ringier Group Member of the Advisory Board of China Development Bank, Beijing

Thomas Koch Secretary (not Member of the Board)	November 21, 1954	German	2004	—	None

(i)	Mr Lehn will be proposed for re-election for a period of three years at the Company’s Annual General Meeting to be held on March 2, 2006 and Mr Littmann for a period of four years.
THE CHAIRMAN OF THE BOARD AND CEO [DCG 3.5.1]
The Chairman of the Board is elected by the Board from its Members. As such, Armin Meyer is responsible for the invitation to and the agenda of the Board meetings. He is responsible for the implementation of the Group strategy as defined by the Board, for optimizing shareholder value and for safeguarding the interests of other stakeholders. He represents the overall interests of the Company, ensures close cooperation between the Board and the Executive Committee and supervises the implementation of the resolutions adopted by the Board.
     The Company has opted to combine the functions of Chairman and CEO. In the Board’s view the advantages of having fast decision making processes as well as the timely, complete and accurate information flow between the Board and the management of the Company, complemented by a strong Lead Director outweigh the potential risk the combination of the functions may have.
     The CEO is appointed by the Board. In this function, Armin Meyer is responsible for the strategic management and the overall financial results of the Group. He chairs the meetings of the Chairman’s Committee and ensures the information flow inside and outside the Company. For more details, see “The Executive Committee” below.
THE VICE-CHAIRMAN AND LEAD DIRECTOR [DCG 3.5.1]
As Vice-Chairman, Kurt Feller represents the Chairman in the latter’s absence. As Lead Director, Kurt Feller’s primary function is to provide for effective checks and balances in the governance of the Company. He may convene and chair meetings without the Chairman being present. In addition he is, together with the Compensation Committee, responsible for the performance review of the Chairman and CEO and may act as a liaison between the Board and the Chairman in delicate matters.

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CORPORATE GOVERNANCE
ADDITIONAL INFORMATION
With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company [DCG 3.1.b]. The term “independent” satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the New York Stock Exchange (“NYSE”) Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1.c].
     More biographical details of the Board Members are available at the Company’s website (http://www.cibasc.com/bod-cv) [DCG 3.1.a].
     There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss companies [DCG 3.3]. Other than as disclosed under “Change of Control Provisions” hereunder, there is no service contract between any Member of the Board and the Company providing for benefits upon termination of employment.
BOARD COMMITTEE MEMBERSHIPS [DCG 3.5.2]

HUMAN
RESOURCES AND
	AUDIT	FINANCE	NOMINATION	COMPENSATION
NAME	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE

A. Meyer		•	•
K. Feller	o	o	o	•
E.W. Heri	•	o
G. Hhler			o	o
J.-M. P. Lehn
P. Littmann			o	o
U. Sigg	o

•	= Chairman

o	= Member
The Board Committees generally meet six times per year, usually immediately before the full Board meets. The duration of such meetings generally is between two and four hours. The full Board usually meets eight times per year. Normally, the duration of these meetings ranges between four and eight hours [DCG 3.5.3].
     The Company’s “Rules Governing the Organization” and Committee charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board or any of its Committees to pass resolutions, at least half of their Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference.

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CORPORATE GOVERNANCE
THE EXECUTIVE COMMITTEE [DCG 4, 4.1, 4.2]
Effective October 1, 2005, the Board of Directors decided to adapt the structure of the Executive Committee to the changing needs of the Company to strengthen its strategic and operational leadership. A new position of Chief Operating Officer, responsible for the operational management of the businesses was introduced. Brendan Cummins, then Head of the Plastic Additives segment was appointed to this position. The Company is now led by the Executive Committee with two dedicated teams — the Chairman’s Committee, focusing on strategic development, consisting of the Chairman and CEO, the COO, the Chief Financial Officer (“CFO”) and the Chief Technology Officer (“CTO”) and the Operations Committee, focusing on the operational management of the business, consisting of the COO, the CFO and the Segment Heads.

	DATE OF			SIGNIFICANT POSITIONS OUTSIDE THE COMPANY
NAME	BIRTH	NATIONALITY	FUNCTION	AND POLITICAL MANDATES [DCG 4.2.A/B/C]

Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer (CEO)	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD — International Institute for Management Development, Lausanne

Brendan Cummins	May 18, 1951	Irish	Chief Operating Officer (COO)	None

Michael Jacobi	January 30, 1953	German	Chief Financial Officer (CFO)	Member of the Board of Phonak Holding, Stäfa

Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer (CTO)	Member of the Board, American Chemistry Council, Arlington
Member of the Board, CIIT Centers for Health Research
Member of the Advisory Board, Xintec, Inc,
Research Triangle Park, North Carolina

Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None

Eric Marohn	June 3, 1959	American	Head Segment	None
Textile Effects

Mark Garrett	May 11,	Australian	Head Segment	Member of the Board of TEGEWA Industry
	1962	and Swiss	Water & Paper Treatment	Association, Frankfurt am Main

Giordano Righini	December 3, 1949	Italian	Head Segment Plastic Additives	None
ARMIN MEYER became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to innovation and highly qualified people. He has been a Member of the Board of the Company since its spinoff in 1997.
     Previously, Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a member of the Executive Committee of ABB, a global technology Group.
     Armin Meyer started his career in 1976 when he joined the former Brown Boveri Ltd. (BBC) as development engineer. In 1980 he became Head of Research and Development for industrial motors and took over as Head of the international business unit for electrical power generators in 1984. Further steps included the presidency of ABB Drives Ltd. as well as of ABB Power Generation Ltd. In 1995, he became Head of the Power Generation Segment. In 1998, he took over as Head of the Building Technologies Segment.
     Armin Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.
     In addition to his responsibilities at ABB, Armin Meyer was also Professor for Electrical Engineering and Drives at ETH, Zurich for twelve years.
BRENDAN CUMMINS became Chief Operating Officer on October 1, 2005. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to the Philippines as Head of Pharmaceutical Division and later was appointed, in combination, Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. In December 2001, he joined Ciba Specialty Chemicals as a Member of the Executive Committee. From 2001 to 2004, he was Executive Vice-President, International Coordination and Human Resources. He was Head of the Plastic Additives Segment from April 2004 until October 2005. He has a degree in accounting and is a Fellow of The Association of International Accountants.

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CORPORATE GOERNANCE
MICHAEL JACOBI joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel, Switzerland in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, and was responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, and is responsible for Treasury, Mergers and Acquisitions, Investor Relations and Control. He has a Doctorate in Economics from the University of St. Gallen.
MARTIN RIEDIKER was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Mr. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997, he was named Global President of the Consumer Care Division and became a member of the Executive Committee of Ciba Specialty Chemicals. Mr. Riediker has a Doctorate in Chemistry and did PostDoctoral Studies at Princeton University.
HERMANN ANGERER was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head of the Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr. Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.
ERIC MAROHN was appointed Head of the Textile Effects Segment effective as of April 1, 2004. He joined Ciba-Geigy in 1988 in the United States. He held a number of positions in the U.S. and in Basel, Switzerland, as Manager of Production Cost Accounting, Manager of Planning and Reporting and as Controller. In 1997, he took on the role of Global Marketing Head of the Business Segment Whiteners in the Consumer Care Division at Ciba Specialty Chemicals’ headquarters in Basel. In 2000, he returned to the U.S. where he was responsible for the Business Unit Textile Chemicals for North and Central America. Starting in 2001, he was Regional Head for the Business Line Paper and the Segment Representative for Water & Paper Treatment in NAFTA. From 2003 until becoming Head of the Textile Effects Segment, he headed Marketing and Sales for the Textile Effects Segment in North and South America. Eric Marohn has a B.S.B.A. degree from Appalachian State University and holds an MBA from the University of North Carolina at Greensboro.
MARK GARRETT was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. He rejoined Ciba in 2001. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, Australia and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne.
GIORDANO RIGHINI was appointed Head of the Plastic Additives Segment in 2005. Giordano Righini joined Chimosa Chimica Organica in Bologna, Italy in 1968, initially in the Research and Development Department, and later in the Production Department, as Group Leader. In 1979, Chimosa was taken over by Ciba-Geigy and became part of the Additives Division. In 1988, he was the Head of Production for the Pontecchio Marconi facility and in addition, responsible for Process Development and Technical Services. In 1991, Giordano Righini became Site Manager and in 1992, he became Head of the Additives Division for Italy. In 1997, after the establishment of Ciba Specialty Chemicals, he was promoted to Regional President of Southern Europe, as well as Managing Director of the Italian subsidiary. In 2004, he became global Head of the Business Line Coatings in Ciba Specialty Chemicals’ headquarters in Basel, Switzerland. Giordano Righini holds a diploma in Chemistry from the Forli Technical College, Italy and an honorary degree in chemistry for achievements in the industry from the University of Bologna, Italy.
There are no management agreements or other agreements between the Company or its management bodies and any third parties [DCG 4.3] providing for any persons referred to above to be elected a Member of the Company’s Executive Committee.
CHANGES SINCE DECEMBER 31, 2004
Brendan Cummins, then Head of Plastic Additives, became Chief Operating Officer effective October 1, 2005 and was succeeded in his former role by Giordano Righini, previously Head of the Business Line Coatings and Regional President of Southern Europe. On October 1, 2005, Christoph Biedermann, Head of International Coordination and Human Resources, left the Company. In the same period, no Member of the Board left the Company [DCG 5.2.3].
BUSINESS BEHAVIOR
So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely and understandable disclosure in public reports, the Company relies on its “Code of Conduct” which applies to all Ciba employees world-wide and on its “Financial Code of Ethics” which applies to about 300 individuals playing a major role in the financial reporting process. Both documents can be downloaded (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-
corporategovernance/cmp-abo-cog-codes.htm). In 2005, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct or its Financial Code of Ethics to the CEO, the CFO, or the Group Controller.

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CORPORATE GOVERNANCE
COMPENSATION
PRINCIPLES OF ALLOCATION [DCG 5.1]
Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses are based on corporate financial performance, i.e. on free cash flow, adjusted EBITDA and sales growth measured against relevant targets that are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal performances contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board of Directors, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.
DEVIATION FROM ACCRUAL PRINCIPLE [DCG 5]
The official commentary to the Directive on Information Relating to Corporate Governance requires the disclosure of management compensation according to the accrual principle. Adherence to this principle would entail that payments received and payments made are not to be accounted for at the time of their receipt or transfer, but rather allocated to the specific periods to which they are attributable in economic terms. As the Company reports its financial results in early February and holds its AGM in early March, there is not enough time for all the performance reviews to be conducted with the Company’s top executives. These reviews are a pre-condition for the determination of the incentive payments. The Company therefore reports amounts effectively paid in the reporting period, irrespective of the period to which they are economically attributable.
NON-EXECUTIVE MEMBERS OF THE BOARD [DCG 5.2.2.B]
In 2005, the non-executive Members of the Board in the aggregate received as gross remuneration, bonuses and other benefits a total of CHF 702 538 [DCG 5.2.1]. In addition, they were granted 7 779 Shares by the Company [DCG 5.4.b] and held a total of 28 518 Shares as at December 31, 2005 (including those allocated in 2005) [DCG 5.5.b].
     In addition, these persons were granted the following options by the Company [DCG 5.6.b]:

YEAR	TERM	SUBSCRIPTION			STRIKE PRICE
OF ALLOCATION	(YEARS)	RATIO	NUMBER		(CHF)

2001	5	1:1		6 892	109.20
2002	5	1:1		9 280	109.00
As from 2003, the Company ceased to grant any options to non-executive Members of the Board.
EXECUTIVE MEMBER OF THE BOARD AND MEMBERS OF THE EXECUTIVE COMMITTEE [DCG 5.2.2.A]
In 2005, the executive Member of the Board and the Members of the Company’s Executive Committee in the aggregate received as gross salaries, bonuses and other benefits, inclusive of any voluntary Company pension contributions, a total of CHF 7 392 412 [DCG 5.2.1]. In addition, they were granted 63 776 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 148 063 Shares as at December 31, 2005 (including those allocated in 2005) [DCG 5.5.a].
     In addition, these persons were granted the following options by the Company [DCG 5.6.a]:

YEAR	TERM	SUBSCRIPTION		STRIKE PRICE
OF ALLOCATION	(YEARS)	RATIO	NUMBER	(CHF)

2001	5	1:1	65 672	109.20
2001 supple-mentary grant	4 years and 10.5 months	1:1	19 572	109.20

2002	5	1:1	135 640	109.00

As from 2003, the Company ceased to grant any options to the executive Member of the Board and to the Members of the Company’s Executive Committee.
HIGHEST TOTAL COMPENSATION [DCG 5.9]
In 2005, the Member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive of any voluntary Company pension contributions a total of gross CHF 2 378 414. In addition, in 2005, this person was allocated 16 539 restricted Shares and 3 027 unrestricted Shares. This compensation includes the bonus for 2004 paid in 2005.
ADDITIONAL FEES AND LOANS
None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2005 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].
FORMER MEMBERS [DCG 5.3]
In 2005, one former Member of the Executive Committee who had left the Company in 2004 has received total compensation of gross CHF 384 300 [DCG 5.3.2.a]. This amount includes voluntary Company pension contributions. In 2005, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b].
CLOSELY LINKED PERSONS
The Company has not made any Share [DCG 5.4], option [DCG 5.6] or any cash contribution [DCG 5.2] to any Closely Linked Person, i.e. to a third party that is closely linked to Members of the Board or to Members of the Company’s Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company has not paid any fees [DCG 5.7] to such persons nor has it granted them any loans [DCG 5.8].
     Shareholdings of Closely Linked Persons, if any, are included in the figures reported above [DCG 5.5].

CIBA SPECIALTY CHEMICALS
46	Financial Review 2005

CORPORATE GOVERNANCE
ORGANIZATIONAL AND CAPITAL STRUCTURE
Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange. As at December 30, 2005, the Company’s market capitalization amounted to CHF 5 648 879 170 (66 457 402 Shares at a price of CHF 85.00 each).

SECURITY	STOCK EXCHANGE	TICKER SYMBOL	SECURITY NUMBER	ISIN CODE
Share with CHF 1 nominal value	SWX/virt-x	CIBN	58 972	CH 000 581 972 4
ADS	NYSE	CSB	CUSIP: 17162 W206	N/A
The Company’s nominal Share capital amounts to CHF 69 064 617 and is divided in 69 064 617 Shares with a nominal value of CHF 1 each. On May 23, 2003, the nominal value per Share was reduced from CHF 9 to CHF 6, giving effect to a resolution of the Company’s shareholders taken on March 6, 2003. On May 7, 2004, the nominal value per Share was further reduced to CHF 3, giving effect to a resolution of the Company’s shareholders taken on February 26, 2004. On May 17, 2005, the nominal value per Share was further reduced to CHF 1, giving effect to a resolution of the Company’s shareholders taken on March 3, 2005 [DCG 2.1/2.3].

DATE OF ARTICLES OF	NOMINAL VALUE OF	ORDINARY					CONDITIONAL CAPITAL
ASSOCIATION	SHARES	SHARE CAPITAL	AUTHORIZED CAPITAL		CONDITIONAL CAPITAL		FOR EMPLOYEE PARTICIPATION

Article in Articles of Association		4 para. 1		4 para. 3		4 para. 4		4 para. 5

			number of	nominal	number of	nominal	number of	nominal
			Shares	value	Shares	value	Shares	value
	(CHF)	(CHF)	(million)	(CHF million)	(million)	(CHF million)	(million)	(CHF million)

April 20, 1998	10	721 301 170	4	40	4	40	2	20
March 22, 2002	9	649 171 053	4	36	4	36	2	18
March 6, 2003	6	432 780 702	4	24	4	24	2	12
February 26, 2004	3	212 479 851	4	12	4	12	2	6
March 3, 2005	1	69 064 617	4	4	4	4	2	2
For additional information please refer to article 4 of the Company’s Articles of Association (“Articles”), which can be downloaded (http:// www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance.htm). The German version, which is legally binding, can be downloaded from the same internet address.
     For information about the Company’s major shareholders see Financial Review note 8 to the financial statements of Ciba Specialty Chemicals Holding Inc. [DCG 1.2]. Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/admission/being_public/disclosure_en.html). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].
GROUP STRUCTURE [DCG 1.1]
For the Company’s major subsidiaries, including listed companies and group structure, see Financial Review — Major Consolidated Subsidiaries and Associated Companies [DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see Description of Segments in Business Segment Data [DCG 1.1.1].
The Company only has one class of Shares and has no bonus certificates [DCG 2.4/2.5]. Each Share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Shares do not have any preferential rights attached to them. The Company had and has the following ordinary, authorized and conditional capitals [DCG 2.2/2.3]:
VOTING CAP AND REGISTRATION RESTRICTIONS, NOMINEES [DCG 2.6]
No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share capital. A shareholder purchasing more than 2 percent of the Company’s Share capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2005, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].

CIBA SPECIALTY CHEMICALS
www.cibasc.com	47

CORPORATE GOVERNANCE
Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].
     For information about the Company’s treasury stock, see Financial Review, note 16 to the financial statements of Ciba Specialty Chemicals Holding Inc.
     At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which they hold the Shares [DCG 6.1.1]. In 2005, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval of two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].
ANNUAL GENERAL MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS
Any shareholder may demand that an item be put on the agenda of the AGM if she or he holds Shares representing a nominal value of at least CHF 100 000. This equals 0.145 percent of the Company’s total Shares. A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. For the AGM to be held on March 2, 2006, the Company published the deadline date (January 1, 2006) on its website on December 15, 2005. The record date for participation at the AGM is usually fifteen days before the AGM while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provisions with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].
     There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders’ meetings. Resolutions generally require the approval of the “majority” of the Shares represented at a shareholders’ meeting (i.e. a simple majority of the Shares represented at the shareholders’ meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders’ meeting with the affirmative vote of at least two-thirds of the Shares represented at such meeting is required for [DCG 6.2]:
(i)	any change to the Company’s business purpose,

(ii)	the creation of Shares with privileged voting rights,

(iii)	the creation of restrictions on the transferability of registered Shares, or the elimination of transfer restrictions [DCG 2.6.4],

(iv)	an authorized or conditional increase in the Company’s Share Capital,

(v)	an increase in the Company’s Share Capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges,

(vi)	the restriction or elimination of preemptive rights of shareholders,

(vii)	a relocation of the domicile of the Company, or

(viii)	the dissolution of the Company other than by liquidation (for example, by way of a merger).
In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.
DIVIDENDS AND DIVIDEND POLICY
The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other factors. Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board.
     Since its inception in 1997, the Company has paid or proposed to pay the following amounts per Share:

AGM YEAR	DIVIDEND PAYMENT	CAPITAL REDUCTION
	(CHF)	PAYMENT (CHF)

1998	2	0
1999	2	0
2000	2	0
2001	2	0
2002	2	1
2003	0	3
2004	0	3
2005	1	2
2006 (i)	3	0

(i)	For the financial year 2005, the Board proposes to the shareholders to pay a dividend of CHF 3 per Share. The shareholders will vote on this proposal at the Company’s AGM of shareholders on March 2, 2006. If the shareholders approve this proposal, the dividend payment is expected to be made on March 8, 2006.
CONVERTIBLE BONDS AND WARRANTS/OPTIONS [DCG 2.7]
With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding.

CIBA SPECIALTY CHEMICALS
48	Financial Review 2005

CORPORATE GOVERNANCE
ADDITIONAL INFORMATION
CHANGE OF CONTROL PROVISIONS [DCG 7]
If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its Articles, the Company has no opting out or opting up provisions [DCG 7.1].
     According to employee retention agreements with the Company, all members of the Executive Committee plus three senior managers are entitled to payments for severance resulting from a change of control. For ten executives, such payments would on average amount to less than twice that of a total annual compensation. One member of the Executive Committee has a contractual provision according to which he would be entitled to receive somewhat less than two and a half times that of his total annual compensation [DCG 7.2].
AUDITORS [DCG 8]
The Company’s auditors are Ernst & Young Ltd, Zurich. They have been elected by the shareholders at the 2005 AGM until the AGM 2006 [DCG 8.1.1]. The Board, which bases its proposal upon a recommendation made to it by the Audit Committee, will propose that Ernst & Young Ltd be re-elected for another year. At the Company’s AGM to be held on March 2, 2006, the shareholders will vote on this proposal.
     Ernst & Young Ltd’s lead audit partner, Cherrie Chiomento, has supervised the Company’s audit since 2004 [DCG 8.1.2].
     Fees paid by the Company in 2005 and 2004 to its auditors were as follows [DCG 8.2/8.3]:

	2005		2004
	THOUSAND	IN % OF	THOUSAND	IN % OF
	CHF	TOTAL FEES	CHF	TOTAL FEES

Audit fees	6 210	59%	5 704	93%
Audit-related fees	3 836	36%	2	0%
Tax fees	514	5%	381	6%
All other fees	28	0%	44	1%

Total fees	10 588	100%	6 131	100%

Audit-related work includes Sarbanes-Oxley Act 404 implementation services, audit-related services in connection with the possible disposition of Segment Textile Effects, and services in connection with the Company’s pension plans. Tax services include tax filings, transfer pricing studies, and tax advice, including with regard to VAT. Other services include assistance with translation and capital reduction matters. The Audit Committee maintains a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com — Investors). The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.
     The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required. In such meetings, the Board and the Audit Committee also assess and discuss the findings of the auditors and evaluate the quality of their services [DCG 8.4].
INFORMATION POLICY [DCG 9]
The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by email. The Investor Relations homepage (http://www.cibasc.com/ investors) contains comprehensive information on the Company, including Corporate Governance, the Code of Conduct, the Financial Code of Ethics and Social Policy. Interested parties may also subscribe to a news release email service (http://www.cibasc.com/index/med-index/med-subscription.htm).
     As the Company is listed on the SWX Swiss Exchange (http:// www.swx.com); ticker symbol = CIBN and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports furnished or filed by the Company with the U.S. stock exchange supervision authority, the SEC, can be downloaded (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany &CIK=0001035497&owner= include).
     The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s AGM is also sent to the registered shareholders by mail. In addition, the Company publishes the AGM meeting notice in several newspapers in Switzerland. The site http://www.cibasc.com/agm contains all AGM relevant information, including the AGM minutes.
     For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page (http://www.cibasc.com — Investors).
     Enquiries by telephone may also be made to: Investor Relations +41 61 636 5081 and to Group Communications +41 61 636 4444.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	49

SUMMARY OF SELECTED FINANCIAL DATA
(in millions of Swiss francs, except share and per share data)

	2005	2004	2003		2002	2001

Results of operations
Net sales	7 419	7 027	6 646		7 085	7 367
Operating income before restructuring, impairment and other charges	579	612	563		769	753
Restructuring, impairment and other charges(9)	(703)	(91)	0		0	0
Operating income (loss)	(124)	521	563		769	753
Income (loss) from continuing operations, net of tax(1)(4)	(286)	278	345		419	375
Income from discontinued operations, net of tax(5)	30	28	0		0	0
Cumulative effect of change in accounting principles, net of tax	0	0	(16	)(2)	0	2 (3)

Net income (loss)(1)(4)	(256)	306	329		419	377

Earnings (loss) per share, basic and diluted
Continuing operations(1)(4)	(4.38)	4.21	5.05		6.12 (7)	5.64
Discontinued operations(5)	0.46	0.43	0.00		0.00	0.00
Cumulative effect of change in accounting principles	0.00	0.00	(0.23	)(2)	0.00	0.04 (3)

Net income (loss) per share(1)(4)	(3.92)	4.64	4.82		6.12 (7)	5.68

Equity per share	58.73	62.78	62.76		63.55	59.36
Dividend per share(6)	3.00	1.00	0.00		0.00	2.00
Capital reduction per share(6)	0.00	2.00	3.00		3.00	1.00
Weighted average number of shares outstanding
Basic	65 288 741	66 059 479	68 361 123		68 549 964	66 419 147
Diluted	65 288 741	66 059 479	68 361 123		72 036 457	66 419 147

Other data — continuing operations
Net sales development percentage	6%	6%	(6)%		(4)%	(7)%
Depreciation and amortization of other intangibles	421	394	366		385	408
Amortization of goodwill	—	—	—		—	61
Adjusted EBITDA before restructuring, impairment and other charges	1 000	1 006	929		1 154	1 222
Operating income margin before restructuring, impairment and other charges	7.8%	8.7%	8.5%		10.9%	10.2%
Operating income margin	(1.7)%	7.4%	8.5%		10.9%	10.2%
Adjusted EBITDA margin before restructuring, impairment and other charges	13.5%	14.3%	14.0%		16.3%	16.6%
Capital expenditures	275	294	233		250	259
Research and development	301	288	281		294	276
Personnel costs	1 835	1 761	1 722		1 771	1 804
Number of employees at year end	19 105	19 338	18 658		19 007	19 683

Balance sheet data
Current assets	4 267	4 381	4 936		5 306	4 819
Property, plant and equipment, net	2 724	3 015	2 963		3 196	3 565

Total assets	10 612	10 996	11 095		11 811	11 732

Short-term debt	277	559	259		1496	316
Long-term debt	2 942	2 917	3 187		2 344	3 678
Common stock	69	212	433		649	721

Shareholders’ equity	3 903	4 152	4 253		4 381	3 926

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, had SFAS No. 142 been applied retroactively for 2001 would have been: income from continuing operations, net of tax CHF 436 million; basic and diluted earnings per share for income from continuing operations CHF 6.56; net income CHF 438 million; basic and diluted earnings per share for net income CHF 6.60.

(2)	The Company applied FASB Interpretation No. 46(R) to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended.

(4)	Effective January 1, 2003, the Company adopted FASB Statement of Financial Accounting Standards No. 123(R), as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations, net of tax would have been — in 2002 CHF 408 million, in 2001 CHF 363 million; pro forma basic earnings per share for income from continuing operations would have been — in 2002 CHF 5.96, in 2001 CHF 5.45; pro forma diluted earnings per share for income from continuing operations would have been — in 2002 CHF 5.95, in 2001 CHF 5.45; pro forma net income would have been — in 2002 CHF 408 million, in 2001 CHF 365 million; pro forma basic earnings per share for net income would have been — in 2002 CHF 5.96, in 2001 CHF 5.49; pro forma diluted earnings per share for net income would have been —in 2002 CHF 5.95, in 2001 CHF 5.49.

(5)	Income from discontinued operations for 2005 and 2004 resulted from the release of previously established reserves following the settlements of disputes that had been initiated by Vantico (now owned by Huntsman Corporation), the purchaser of the Performance Polymers business. The Performance Polymers business had been sold to Vantico in 2000.

(6)	The Board of Directors proposes a cash dividend payment to the Company’s shareholders in 2006 of CHF 3 per share, based on 2005 results, which is reflected in the 2005 column in the table above. The dividend is subject to shareholder approval at the Annual General Meeting to be held on March 2, 2006.

(7)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 6.11 for both income from continuing operations and net income.

CIBA SPECIALTY CHEMICALS
50	Financial Review 2005

SUMMARY OF SELECTED FINANCIAL DATA
(in millions of Swiss francs, except share and per share data)

	2005	2004	2003	2002	2001

Business segment data(8)
Plastic Additives
Net sales	1 938	1 895	1 822	1 903	1 913
Operating income	260	224	165	225	256
Adjusted EBITDA	355	319	265	332	375
Operating income margin	13.4%	11.9%	9.1%	11.8%	13.4%
Adjusted EBITDA margin	18.3%	16.8%	14.6%	17.5%	19.6%

Coating Effects
Net sales	1 804	1 818	1 807	1 920	1 944
Operating income	233	291	298	335	310
Adjusted EBITDA	340	394	395	434	409
Operating income margin	12.9%	16.0%	16.5%	17.4%	15.9%
Adjusted EBITDA margin	18.9%	21.7%	21.8%	22.6%	21.0%

Water & Paper Treatment
Net sales	2 394	2 014	1 616	1 718	1 837
Operating income	128	128	125	163	147
Adjusted EBITDA	288	259	228	271	261
Operating income margin	5.4%	6.3%	7.8%	9.5%	8.0%
Adjusted EBITDA margin	12.0%	12.8%	14.1%	15.8%	14.2%

Textile Effects
Net sales	1 283	1 300	1 401	1 544	1 673
Operating income before impairment	63	61	68	140	180
Impairment(9)	(583)	—	—	—	—
Operating income (loss)	(520)	61	68	140	180
Adjusted EBITDA before impairment	115	117	128	206	248
Operating income margin before impairment	4.9%	4.7%	4.9%	9.1%	10.8%
Operating income margin	(40.5)%	4.7%	4.9%	9.1%	10.8%
Adjusted EBITDA margin before impairment	9.0%	9.0%	9.2%	13.4%	14.8%

Trading prices on the Swiss Exchange (price per share in CHF)	2005	2004	2003	2002	2001

Annual highs	85.00	96.14	101.50	128.00	115.75
Annual lows	72.51	76.70	74.75	89.75	75.00
Period end	85.00	86.50	92.37	89.79	95.81

(8)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation. In addition, in 2004 the Company reorganized from five into four reporting segments and restated all segment information to reflect the new structure.

(9)	The CHF 583 million impairment charge that is included in restructuring, impairment and other charges in 2005 consists of the impairment of the carrying values of certain long-lived assets of the Company’s Textile Effects Segment. This impairment charge is considered a segment activity and is therefore charged to the Textile Effects Segment. All other restructuring, impairment and other charges relate primarily to Project Shape, which applies principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	51

MAJOR CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES

AMERICAS	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE

ARGENTINA
Ciba Especialidades Químicas S.A., Buenos Aires	100	▪
BERMUDA
Chemical Insurance Company Ltd., Hamilton	100				▪
Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				▪
Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				▪
BRAZIL
Ciba Especialidades Químicas Ltda., São Paulo	100	▪	▪
Latexia Brazil Ltda., São Paulo	100	▪	▪
CANADA
Ciba Specialty Chemicals Canada Inc., Mississauga	100	▪
CHILE
Ciba Especialidades Químicas Ltd., Santiago de Chile	100	▪	▪
COLOMBIA
Ciba Especialidades Químicas S.A., Bogotá	100	▪	▪
GUATEMALA
Ciba Especialidades Químicas, S.A. (ACC), Guatemala	100	▪	▪
MEXICO
Ciba Especialidades Químicas Mexico S.A. de C.V., Mexico	100	▪	▪
PANAMA
Ciba Especialidades Químicas Colon S.A., Colon	100	▪
UNITED STATES OF AMERICA
Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	▪	▪	▪

ASIA PACIFIC	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE

AUSTRALIA
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	▪	▪
BAHRAIN
Ciba Specialty Chemicals Middle East W.L.L., Manama (Al Seef District)	100	▪
CHINA
Ciba Specialty Chemicals (China) Ltd., Shanghai	100	▪		▪	▪
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	▪
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	▪
Ciba Specialty Chemicals (Suzhou) Co., Ltd., Suzhou, Jiangsu	100	▪	▪
Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	▪	▪
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	▪	▪
Qingdao Ciba Dyes Co. Ltd., Qingdao	94	▪	▪
Qingdao Ciba Pigments Co. Ltd., Qingdao	91	▪	▪
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	75	▪	▪
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	▪	▪
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	▪	▪
INDIA
Ciba India Private Ltd., Mumbai	100			▪	▪
Ciba Specialty Chemicals (India) Ltd., Mumbai(i)	69	▪	▪
Diamond Dye-Chem Ltd., Mumbai(ii)	69	▪	▪
INDONESIA
PT Ciba Specialty Chemicals Indonesia, Jakarta	83	▪	▪
PT Intercipta Kimia Pratama, Jakarta	60	▪	▪
PT Latexia Indonesia, Jakarta	100	▪	▪
JAPAN
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	▪	▪
Ciba Specialty Chemicals K.K., Osaka	100	▪		▪
Musashino-Geigy Company Ltd., Kitaibaraki	60	▪	▪
Nippon Alkyl Phenol Co. Ltd., Tokyo	46	▪	▪
REPUBLIC OF KOREA (SOUTH KOREA)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	▪
Daihan Swiss Chemical Corporation, Seoul	100	▪	▪	▪
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	▪	▪
MALAYSIA
Ciba Specialty Chemicals (Malaysia) Sdn Bhd, Klang	70	▪	▪
NEW ZEALAND
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	▪	▪
SINGAPORE
Ciba Specialty Chemicals (Singapore) Pte Ltd, Singapore	100	▪
Ciba Specialty Chemicals Industries (Singapore) Pte Ltd, Jurong Island	100	▪	▪
SOUTH AFRICA
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	▪
TAIWAN
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	▪	▪
THAILAND
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	▪	▪

CIBA SPECIALTY CHEMICALS
52	Financial Review 2005

EUROPE	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE

AUSTRIA
Ciba Spezialitätenchemie Österreich GmbH, Pischelsdorf/Zwentendorf	100	▪	▪
BELGIUM
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	▪
DENMARK
A/S Alfred Gad, Lynge	100	▪
FINLAND
Ciba Specialty Chemicals Oy, Raisio	100	▪	▪	▪	▪
Finnamyl Oy, Raisio	100	▪	▪
FRANCE
Ciba Spécialités Chimiques SA, Saint Fons	100	▪	▪	▪
Ciba Specialty Chemicals Masterbatch SA, Saint Jeoire en Faucigny	100	▪	▪	▪
GERMANY
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		▪	▪
Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				▪
Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	▪	▪	▪
Ciba Spezialitätenchemie Pfersee GmbH, Langweid/Lech	100	▪	▪	▪
HUNGARY
Ciba Specialty Chemicals Central Eastern Europe Ltd., Budapest	100	▪
ITALY
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	▪	▪	▪
Magenta Master Fibers S.r.l., Milano	60	▪	▪
LUXEMBOURG
Ciba Specialty Chemicals Finance Luxembourg S.A., Luxembourg	100				▪
NETHERLANDS
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				▪
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	▪	▪	▪
Ciba Specialty Chemicals Heerenveen B.V., Heerenveen (iii)	100	▪	▪	▪
PORTUGAL
Ciba Especialidades Químicas Lda., Porto	100	▪
Raisio Portugal-Produtos Químicos, Lda., Nogueira Maia	51	▪
SPAIN
Ciba Especialidades Químicas S.L., Barcelona	100	▪
Raisio Echeveste, S.A., Tolosa	100	▪	▪
SWEDEN
Ciba Specialty Chemicals Sweden AB, Göteborg	100	▪
AB CDM, Västra Frölunda	100	▪
SWITZERLAND
Ciba Specialty Chemicals Holding Inc., Basel (iv)					▪
Ciba Spécialités Chimiques Monthey SA, Monthey	100	▪
Ciba Spezialitätenchemie AG, Basel	100	▪	▪	▪
Ciba Spezialitätenchemie Finanz AG, Basel	100				▪
Ciba Spezialitätenchemie International AG, Basel	100				▪
Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		▪
Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		▪
Ciba Spezialitätenchemie Services AG, Basel	100				▪
CIMO Compagnie Industrielle de Monthey SA, Monthey	50				▪
TURKEY
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	▪
UNITED KINGDOM
Ciba Specialty Chemicals PLC, Macclesfield	100	▪	▪	▪
Ciba Specialty Chemicals Investment PLC, Macclesfield	100				▪
Pira International Limited, Leatherhead	100	▪		▪
To enhance the readability of this report and because of being less relevant, the share or quota capitals of Ciba group companies are not indicated herein, with the exception of Ciba Specialty Chemicals Holding Inc. and of Ciba Specialty Chemicals (India) Ltd., two publicly listed companies.

(i)	The shares of Ciba Specialty Chemicals (India) Limited, Mumbai, (“CSCIL”) are listed on the Bombay Stock Exchange Limited (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2005, was approximately CHF 225 million (INR 7 741 million). As of December 31, 2005, the Company held 9 200 887 Equity Shares, representing 69.28 percent of the paid-up share capital of CSCIL.

(ii)	Diamond Dye-Chem Limited is a wholly owned subsidiary of CSCIL.

(iii)	This company name became effective as of January 1, 2006. Until December 31, 2005, the company’s name had been “EFKA Additives B.V.”.

(iv)	Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its Shares are listed on the Swiss Exchange and, since August 2, 2000, the Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one Share of the Company’s common stock.

CIBA SPECIALTY CHEMICALS
www.cibasc.com	53

CIBA SPECIALTY CHEMICALS HOLDING INC. FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

STATEMENT OF INCOME	2005	2004

Financial income	145	53

Total income	145	53

Administrative expenses	6	7
Depreciation on investments	0	4
Financial expenses	31	20
Taxes	1	1

Total expenses	38	32

Profit for the year	107	21

	DECEMBER 31,	DECEMBER 31,
BALANCE SHEET	2005	2004

Assets
Cash and cash equivalents	191	490
Short-term investments	0	153
Accounts receivable
Subsidiaries	7	5
Third parties	0	0

Total current assets	198	648

Financial investments	2 540	2 390
Total long-term assets	2 540	2 390
Total assets	2 738	3 038

Liabilities and shareholders’ equity
Liabilities
Subsidiaries	0	54
Third parties	34	30
Bonds	300	300
Accrued liabilities	126	126

Total liabilities	460	510

Shareholders’ equity
Common stock	69	212
Legal reserves
General reserve	1 463	1 420
Treasury stock reserve	49	240
Retained earnings brought forward	697	656

Total shareholders’ equity	2 278	2 528

Total liabilities and shareholders’ equity	2 738	3 038
NOTES TO THE FINANCIAL STATEMENTS OF CIBA SPECIALTY CHEMICALS HOLDING INC.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements have been prepared in accordance with the requirements of the Swiss Code of Obligations.
     The short-term positions on the balance sheet denominated in foreign currencies are translated into Swiss francs at year-end exchange rates. The resulting exchange rate differences and the differences from current business operations are charged to the income statement.
2. SHORT-TERM INVESTMENTS
Short-term investments include treasury stock at a book value of CHF 0 million (2004: CHF 153 million).
3. CONTINGENCIES

	2005	2004

Guarantees for capital and interests for “Industrial Revenue Bonds”	218	284
Guarantees for the benefit of subsidiaries	301	152
Guarantees for bonds and notes for the benefit of subsidiaries	3 906	3 880

Total as per December 31,	4 425	4 316

Ciba Specialty Chemicals Holding Inc. is part of the value-added tax group of the Swiss affiliated companies of Ciba Specialty Chemicals and is therefore jointly and severally liable to the Swiss federal tax administration for their value-added tax liabilities.
4. BONDS
In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent. Interest payments are due on April 6 of each year. Date of repayment is April 6, 2009.
5. FINANCIAL INVESTMENTS
Financial investments include loans to subsidiaries amounting to CHF 384 million (2004: CHF 340 million). The major direct and indirect investments in subsidiaries and joint ventures of Ciba Specialty Chemicals Holding Inc. are listed in this Financial Review in the section “Major Consolidated Subsidiaries and Associated Companies”.
6. TREASURY STOCK (NUMBER)

	2005	2004

Treasury stock on January 1,	4 686 272	4 363 901
Purchased at market prices	1 471 626	1 827 462
Sold at market prices	(1 788 683)	(1 963 591)
Cancellation at market prices as per resolution passed at the Annual General Meeting of the Shareholders on March 3, 2005 and on February 26, 2004	(1 762 000)	(1 303 500)
Purchased at market prices on second-trading line	—	1 762 000
Treasury stock on December 31,	2 607 215	4 686 272

CIBA SPECIALTY CHEMICALS
54	Financial Review 2005

7. COMMON STOCK
The Annual General Meeting of the Shareholders on April 20, 1998 and on March 3, 2005 resolved the following:
AUTHORISED INCREASE OF COMMON STOCK
Until February 26, 2006 the Board of Directors is allowed to issue up to 4 million fully paid in registered shares at a par value of CHF 1 per share. This would result in an increase of the common stock by up to CHF 4 million.
CONDITIONAL INCREASE OF COMMON STOCK
The Company’s common stock can be increased by issuance of up to 4 million fully paid in registered shares at a par value of CHF 1 per share. This increase of the common stock by up to CHF 4 million is restricted to the execution of option and conversion rights. The subscription rights of the existing shareholders may be excluded.
     The Company’s common stock can be increased by issuance of up to 2 million fully paid in registered shares at a par value of CHF 1 per share. This increase of the common stock by up to CHF 2 million is restricted to the execution of option and conversion rights granted to the Company’s employees.
8. MAJOR SHAREHOLDERS
According to our knowledge the following shareholders hold more than 2 percent of the Company’s common stock:

	2005	2004

Chase Nominees Ltd, London*	4.2%	4.9%
UBS Fund Management (Switzerland) AG, Basel	—	2.0%
Mellon Bank N.A., Everett MA*	3.8%	—
Nortrust Nominees, London*	2.2%	—

(*registered as nominees)
These shareholders may use their voting rights up to 2 percent of the common stock.
PROPOSED APPROPRIATION OF RETAINED EARNINGS

	2005	2004

Retained earnings of previous year	590	635
Profit for the year	107	21
Total retained earnings	697	656
Distribution of a dividend of CHF 3.00 gross (2004: 1.00 CHF) on 66 457 402 registered shares with a nominal value of 1.00 CHF per share (excluding treasury stock)	199	66
Balance to be carried forward	498	590
REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING OF THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL
As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet, notes and proposed appropriation of retained earnings, see page 54 to 55) of Ciba Specialty Chemicals Holding Inc., for the year ended December 31, 2005.
     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
     Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company’s articles of incorporation.
     We recommend that the financial statements submitted to you be approved.
Ernst & Young Ltd

Cherrie Chiomento	Patrick Fawer
(in charge of the audit)

Zurich, January 30, 2006

CIBA SPECIALTY CHEMICALS
www.cibasc.com	55

GLOSSARY OF FINANCIAL TERMS
ADJUSTED EBITDA
is calculated as operating income plus depreciation and amortization, and is reconciled to net income in the Business Segment Data section of the Consolidated Financial Statements.
ADJUSTED EBITDA MARGIN
is Adjusted EBITDA expressed as a percentage of net sales.
BASIC EARNINGS PER SHARE
is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.
CASH FLOWS FROM OPERATING ACTIVITIES
is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.
CASH FLOW HEDGES
are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.
COMMERCIAL PAPER
are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.
COMPREHENSIVE INCOME
is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instrument’s fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the corresponding intangible asset, net of tax.
CONVERTIBLE BONDS
are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.
DEFINED BENEFIT PENSION PLAN
is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.
DEFINED CONTRIBUTION PENSION PLAN
is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.
DERIVATIVES, DERIVATIVE FINANCIAL INSTRUMENTS
are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments used by the Company include forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.
DILUTED EARNINGS PER SHARE
is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.
EQUITY PER SHARE
is calculated by dividing total shareholders’ equity by the number of outstanding common shares (total common shares issued less treasury shares) at the balance sheet date.
FAIR VALUE HEDGES
are hedges of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such asset or liability, (the hedged item) that is attributable to a particular risk.
FREE CASH FLOW
is cash flows from operating activities from continuing operations less net cash from investing activities before sale (acquisition) of businesses, net of cash.
GOODWILL
is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity’s tangible and identifiable intangible net assets.
GROSS PROFIT MARGIN
is gross profit expressed as a percentage of net sales.
A HEDGE
is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.
A HEDGED ITEM
is specifically identified as either all or a specific portion of a recognized asset, a liability, a forecasted transaction or of an unrecognized firm commitment.
HEDGE EFFECTIVENESS
is the portion of the derivative financial instrument’s change in fair value that offsets the change in the fair value or cash flows of the hedged item.
HEDGE INEFFECTIVENESS
is the amount by which the derivative financial instrument’s change in fair value does not equal the change in fair value or cash flows of the hedged item.
INTENSITY
is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.
INVESTED CAPITAL
is calculated as total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable, accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.
NET CASH PROVIDED BY OPERATING ACTIVITIES
has the same meaning as cash flows from operating activities.
NET CURRENT OPERATING ASSETS
is the sum of inventories and accounts receivable less accounts payable.
NET DEBT
is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.
NET SALES DEVELOPMENT PERCENTAGE
is the change in the current period’s net sales in Swiss francs over the previous period’s sales in Swiss francs expressed as a percentage.
NET SALES DEVELOPMENT PERCENTAGE, IN LOCAL CURRENCIES
is the change in the current period’s net sales in local currencies over the previous period’s net sales in local currencies expressed as a percentage.
OPERATING INCOME MARGIN
is operating income expressed as a percentage of net sales.
OTHER INTANGIBLE ASSETS
are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how, trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

CIBA SPECIALTY CHEMICALS
56	Financial Review 2005

CONTACT INFORMATION
CIBA SPECIALTY CHEMICALS INC.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
T +41 61 636 1111
F +41 61 636 1212
INTERNET ADDRESS
www.cibasc.com
GROUP COMMUNICATIONS
For media inquiries,
please contact:
HEADQUARTERS
SWITZERLAND
Thomas Gerlach
T +41 61 636 4444
F +41 61 636 3019
INVESTOR RELATIONS
For investor or analyst inquiries,
please contact:
HEADQUARTERS
SWITZERLAND
Matthias A. Fankhauser
T +41 61 636 5081
F +41 61 636 5111
SHARE REGISTER
To change shareholder address:
Ciba Specialty Chemicals Holding Inc.
c/o ShareCommService AG
P.O. Box
CH-8152 Glattbrugg
Switzerland
T +41 44 809 5858
F +41 44 809 5859
FINANCIAL CALENDAR
CIBA SPECIALTY CHEMICALS REPORTING DATES:

First Quarter 2006 financial results	April 27, 2006
First Half 2006 financial results	August 17, 2006
Third Quarter 2006 financial results	October 26, 2006

The Annual General Meeting of Shareholders
for the 2005 financial year will take place on	March 2, 2006
in Basel, Switzerland.

Expected dividend payment date	March 8, 2006
Ciba Specialty Chemicals’ 2005 Annual Report consists of the Business Review and the Financial Review.
The documents are published in both English and German.
This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.
The 2005 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.
© Ciba Specialty Chemicals Inc. 2006
Design and production: Com.factory AG, Basel
Concept: Addison Corporate Marketing, London
Photography: Gerhard Krischker, Zurich
Printed in Switzerland by Birkhäuser+GBC AG

www.cibasc.com
Ciba Specialty Chemicals Inc. Klybeckstrasse 141 CH-4002 Basel, Switzerland Ciba Value beyond chemistry